INSIGHT



FORBES MEDI-TECH INC. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. Forbes' scientific platform is based on core sterol technology. By extracting plant sterols from by-products of the forestry industry, Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.

FORBES MEDI-TECH INC. is listed on the Toronto Stock Exchange under the symbol FMI and on NASDAQ under FTMI.

OUR STRATEGY IS WORKING.





Forbes Medi-Tech
INC.

THERE IS A NEW DRUG BEING DEVELOPED TO TREAT MY CARDIOVASCULAR DISEASE.



We have FOCUS

The Company is developing a novel cholesterol-lowering prescription pharmaceutical, FM-VP4, and a pipeline of innovative therapeutic agents to treat cardiovascular and related diseases.

I CAN HELP CONTROL MY CHOLESTEROL LEVELS WITHOUT SACRIFICING TASTE.



We are INNOVATION

Forbes has successfully commercialized its cholesterol-lowering ingredients, including Reducol™, for use in functional food products.

I CAN HELP MANAGE MY CHOLESTEROL WITH DIETARY SUPPLEMENTS.



We are QUALITY

More than ever before, consumers are taking an active role in managing their health. This shift towards self-care has fueled a multi-billion dollar market for over-the-counter dietary supplements. US supplement sales exceeded US$18.5 billion in 2002 according to The Nutrition Business Journal. Forbes cholesterol-lowering ingredient, Reducol™ has been incorporated into dietary supplements in North America and internationally.

FOCUS, INNOVATION, QUALITY.



OUR STRATEGY IS CLEAR.



TO OUR VALUED SHAREHOLDERS

2002 brought significant changes to Forbes. A change in management, focus and partnerships provided the landscape to attract new contracts and to form new strategic relationships that will help provide the foundation for the future success of Forbes as a biopharmaceutical development company.

The lipid-lowering prescription market represents an exciting opportunity for the Company and our shareholders. Cholesterol-lowering drugs have become the world's top-selling medicine. Forbes' pharmaceutical development program is targeting this $21 billion+ market opportunity projected to grow to $30 billion by 2007, through the development of its novel cholesterol-lowering prescription pharmaceutical, FM-VP4.

Forbes completed a significant milestone this past year as FM-VP4 transcended from Phase I of its clinical trial program in Europe to Phase II. In early 2003, FM-VP4 took center stage again with the release of its excellent safety profile from Phase I and the commencement of dosing for the Phase II study. The development team at Forbes has worked very hard on this exciting compound and is pleased with the initial results.

Based upon information gathered from pre-clinical studies and the recent Phase I safety data, Forbes has initiated a pharmaceutical partnership strategy to further the development of FM-VP4. It is our goal to establish a pharmaceutical partnership in 2003 / 2004 and provide the necessary tools to give FM-VP4 every opportunity for success.

The Company's long term plans include exploring other benefits of the FM-VP*x* Library of Compounds. The objective is to commercialize additional unique medicinal properties of phytosterol analogues for a number of potential therapeutic targets. The Company anticipates exploring cardiovascular and related indications of the FM-VP*x* Library including: cholesterol and triglyceride-lowering; increasing HDL (good cholesterol); anti-obesity; anti-diabetic; and anti-inflammatory.

Given the current state of the capital markets, however, the Company has recognized the need to take steps to maintain an appropriate balance between cash conservation and continued expenditures toward development of a pharmaceutical product pipeline. Accordingly, in an effort to control the Company's burn rate and retain cash while at the same time optimize our human resources and further our research objectives, Forbes moved all of its research programs out of its dedicated laboratory facility to selected universities and contract research organizations. This initiative has provided the Company with an annualized savings of over $850,000, while allowing Forbes to remain focused on critical objectives in its pharmaceutical development program and enhancing the Company's relationship with key academic centers in both North America and internationally.

In the past year, at the same time that Forbes was making significant advances with its pharmaceutical development program, the Company was able to succeed in achieving fundamental growth objectives in its nutraceutical business.

During the year, the Company made a strategic decision to regain the rights to Reducol™ from Novartis Consumer Health SA. The Company immediately recognized a one-time gain of $6.1 million on the settlement of the Master License Agreement. The ability to sell Reducol™ and non-branded sterols directly to both food manufacturers and dietary supplement makers, brought sales agreements totaling up to US$26 million to Forbes and our manufacturing joint venture, Phyto-Source LP. The increase in international sales of Reducol™ represents one of the Company's key milestones towards achieving its revenue and growth objectives.

The sale of the sterol manufacturing plant in Amqui, Quebec for $1.6 million in staged payments provided a cash infusion which, together with over $1.2 million in financing, helped fund operations throughout 2002 and into 2003. Revenue in 2002 was over $7.9 million due largely to the sales of our nutraceutical products. This figure, however, does not reflect key sterol shipments currently underway for one of the major supply agreements announced in September 2002. The commencement of shipping in January 2003 and the subsequent recognition of revenue from this contract represents another major milestone achievement by Forbes.

IN THE PAST YEAR, AT THE SAME TIME THAT FORBES WAS MAKING SIGNIFICANT ADVANCES WITH ITS PHARMACEUTICAL DEVELOPMENT PROGRAM, THE COMPANY WAS ABLE TO SUCCEED IN ACHIEVING FUNDAMENTAL GROWTH OBJECTIVES IN ITS NUTRACEUTICAL BUSINESS.

The sale of Reducol™ in the United States has been a significant source of income for Forbes during 2002. Although able to sell Reducol™ and non-branded sterols in the U.S. under Generally Recognized As Safe (GRAS) regulations, the Company has been awaiting a decision from the U.S. Food and Drug Administration (FDA) allowing Forbes to advertise the health benefits of its cholesterol-lowering ingredients. While a final ruling is still pending, the FDA, in early 2003, issued a letter to Forbes which allows the Company and its customers to immediately apply the phytosterol heart-health claim previously approved by the FDA to Forbes' range of phytosterol products, including Reducol™. This letter was based on substantial additional scientific evidence provided to the FDA regarding the cholesterol-lowering efficacy of phytosterols, and should have a significant impact on our ability to sell our clinically proven product, Reducol™.

A Novel Foods Application has been submitted to the European Union (EU) for Reducol™ in milk/fruit drinks. The Company continues to await the adoption of regulations covering the labeling and sale of phytosterol products in the EU, which are currently under consideration. The European functional food and dietary supplement market has demonstrated a preference for wood-based sterols, similar to those from Reducol™, due to the non-GMO (genetically modified organism) sourced material.

The production of Forbes' cholesterol-lowering ingredients is undertaken by Forbes' manufacturing joint venture, Phyto-Source LP, which currently operates the world's largest wood phytosterol manufacturing plant. This state of the art facility is in its first year of operations, and already Forbes and Phyto-Source have been able to secure supply agreements for up to 80% of the plant's annual production capacity of 1000 metric tonnes. This capacity is capable of expansion as demand for production continues to grow, and can be doubled or tripled in a reasonable period of time.

Overall, I am pleased to report that Forbes has shown tremendous resilience in response to the challenges of the past year, including those specifically related to Forbes and those related to the economy and capital markets in general. Not only has the Company been able to survive these challenges, it has in fact gained a renewed energy and focus as a result. For this, I must credit the spirit, dedication and drive of our personnel. All of us at Forbes are confident about the Company's future and we are looking forward to continuing to build on the positive steps achieved in the last year.

On behalf of the Board of Directors, I would like to offer my sincere appreciation and heart felt thanks not only to our employees, but also to our shareholders for their steadfast support in this turnaround year. Your management team is encouraged by the opportunities and excitement that lie ahead and I look forward to updating you on the future success of the Company's endeavors.



Charles A. Butt
President and CEO







Company Highlights

- Forbes' pharmaceutical development program is targeting a $21 billion market opportunity, projected to grow to $30 billion by 2007, with its novel cholesterol-lowering therapeutic, FM-VP4, currently in Phase II clinical trials in Europe.

- Biotech with revenue! - Significantly increased cash flow expected from new sterol sales contracts with strong revenue increases expected for 2003.

- Sales of Reducol™ and non-branded sterols to functional foods/dietary supplement markets expected to grow based on market trends and regulatory approvals.

- FDA recently issued Forbes health claim letter allowing the use of the phytosterol heart-health claim to be applied to Forbes' range of phytosterol products, including Reducol™, pending a final FDA ruling respecting the claim.

- Profitable nutraceutical business helps provide funding towards pharmaceutical research program.

MAXIMIZE THE POTENTIAL

2002 Highlights

- Successfully completed the European Phase I clinical trial of the Company's cholesterol lowering pharmaceutical, FM-VP4.

- Received approval to initiate the FM-VP4 Phase II clinical trial in Europe.

- Together with the Phyto-Source LP manufacturing joint venture, Forbes secured sterol supply agreements for up to US$26 million over two years.

- Successful clinical studies on Forbes' "designer" cooking oil showed potential weight loss and cholesterol lowering properties.

- Improved the Company's capital position by raising $1.2 million in equity financings and by reducing the monthly burn rate through cost-cutting initiatives.

- Settled the Master License Agreement with Novartis and acquired the rights to Reducol™ with a resulting one-time gain of $6.1 million.

- Completed sale of the Amqui pilot plant for staged payments of $1.6 million.

- Eliminated non-core programs and implemented cost containment measures in overall G&A.

Looking Ahead

- Complete the European Phase II clinical trial for FM-VP4.

- Continue to seek sufficient financing to support the Company's pharmaceutical development program.

- Focus on the development and commercialization of sterol analogues and other compounds for the prevention and treatment of cardiovascular disease, obesity and diabetes.

- Pursue licensing opportunities with multi-national pharmaceutical companies for the worldwide and/or regional rights to FM-VP4.

- Continue to increase sales of both Forbes' branded (Reducol™) and non-branded cholesterol-lowering, functional food ingredients.

- Continue to pursue a European novel foods approval to incorporate wood sterols (Reducol™ and non-branded ingredients) into foods.

- Complete the divestiture of non-core intellectual property such as the androstenedione (AD) and androstadienedione (ADD) process technologies.

FORBES PHARMACEUTICAL DEVELOPMENT PROGRAM IS TARGETING A $21 BILLION MARKET OPPORTUNITY PROJECTED TO GROW TO $30 BILLION BY 2007 WITH ITS NOVEL CHOLESTEROL-LOWERING THERAPEUTIC, FM-VP4, CURRENTLY IN PHASE II CLINICAL TRIALS IN EUROPE.

CONVERTING PLANT STEROLS
INTO THERAPEUTIC PRODUCTS



● CORE STEROL TECHNOLOGY
Plant sterols, also known as phytosterols, are lipid-like compounds commonly found in varying concentrations within almost all plant material. Forbes has developed and refined its proprietary process technology to extract phytosterols from by-products of the forestry industry for use in pharmaceutical compounds, functional foods and dietary supplements.



● PRESCRIPTION PHARMACEUTICALS
FM-VP4: Forbes is developing FM-VP4, a prescription therapeutic, for the prevention and treatment of cardiovascular disease through the reduction of cholesterol. FM-VP4 has demonstrated dramatic cholesterol-lowering and anti-atherosclerotic properties in pre-clinical trials. The safety and effectiveness of this "cholesterol transport inhibitor" are currently being investigated in a Phase II clinical trial in Amsterdam.




● NUTRACEUTICAL – REDUCOL™
Forbes, through its core technology, has proven its ability to create successful cholesterol-lowering products including both branded (Reducol™) and non-branded ingredients for use in functional food products and over-the-counter dietary supplements. The revenue from this profitable business has helped provide funding towards its pharmaceutical development program.



● FM-VP*x* LIBRARY OF COMPOUNDS
The Company anticipates exploring cardiovascular and related indications of the FM-VP*x* Library including: cholesterol and triglyceride-lowering; increasing HDL (good cholesterol); anti-obesity; anti-diabetic; and anti-inflammatory.



● DIETARY SUPPLEMENTS
Forbes has successfully commercialized Reducol™ as a clinically tested ingredient for the over-the-counter dietary supplement market. Current customers include Pharmavite for its leading dietary supplement, Nature Made® Cholest-Off™ and Twin Lab's Cholesterol Success™.



TECHNOLOGY PLATFORM



● FUNCTIONAL FOODS
Reducol™ has been clinically proven to significantly lower Low Density Lipoprotein (LDL) or "bad" cholesterol when consumed in different foods including margarine, cooking oil, chocolate, dairy products and cereal bars.

F M - V P 4



"I am impressed with FM-VP4's very favorable Phase I safety profile. This is a critical milestone to achieve and certainly enhances the Company's ability to move through Phase II and III clinical trials."
Dr. John Kastelein, Professor of Medicine, Academic Medical Center of the University of Amsterdam and Study Director.

PRESCRIPTION PHARMACEUTICALS

FM-VP4

Forbes Medi-Tech Inc. has a new cardiovascular pharmaceutical compound under development, code named FM-VP4, which has shown exceptional cholesterol lowering capabilities in pre-clinical trials, an excellent safety profile in a Phase I trial, and is currently in Phase II clinical trials in Europe.



Statins, the world's top selling medicine, are the most effective class of drugs currently on the market for treating elevated low-density-lipoprotein (LDL) cholesterol. The cholesterol-lowering pharmaceutical industry is estimated to be $21+ billion in 2001 and projected to grow to $30 billion by 2007* as a result of the increasing incidence of elevated LDL cholesterol in the population at large as well as the growing awareness of the link between elevated LDL cholesterol and cardiovascular diseases. FM-VP4 is being developed in response to the medical need for novel lipid modifying agents that are independent of the statin class of drugs. Where statins inhibit synthesis of cholesterol in the liver, FM-VP4 inhibits cholesterol absorption in the gut.

*Datamonitor 2002



FM-VP4 is a cholesterol absorption inhibitor, a new class of cholesterol-lowering pharmaceutical, and may have applications as both a monotherapy and an adjunct therapy to statins. The adjunct therapy market is expected to achieve a compounded annual growth rate of over 38% (2002-2008) according to Frost & Sullivan. The first cholesterol absorption inhibitor which has been commercialized is Zetia from Merck / Schering-Plough.

A Phase I trial was completed at the Academic Medical Center of the University of Amsterdam with results clearly establishing the safety and tolerability of FM-VP4 over the dose ranges studied.



FROM ITS CORE STEROL TECHNOLOGY, FORBES IS DEVELOPING A DIVERSIFIED LINE OF HEALTHCARE PRODUCTS FOR THE PREVENTION AND TREATMENT OF CARDIOVASCULAR AND RELATED DISEASES.



FM-VP4 (cont.)

Patent applications have been filed for the compounds, formulations, and indications of FM-VP4 and the FM-VPx library of compounds with both the US patent office and other international jurisdictions. Based upon information gathered from pre-clinical studies and the recent Phase I safety data, Forbes has initiated a pharmaceutical partnership strategy to further the development of FM-VP4. In addition, following the Phase II trial, expected to complete in late 2003, the Company plans to initiate a US FDA Investigational New Drug (IND) application.

FM-VPx LIBRARY OF COMPOUNDS

Expanding the pharmaceutical development pipeline is an essential component of Forbes' growth objectives. The FM-VPx Library of Compounds represents a group of synthetic entities with therapeutic potential targeting the cardiovascular market. These compounds may have additional benefits including: triglyceride-lowering, increasing HDL (good cholesterol), anti-obesity, anti-diabetic, and anti-inflammatory indications providing the Company with a foundation for further research. The Company intends to pursue these indications as soon as appropriate resources, including financing, are made available.

21+

BILLION US.
THE MARKET FOR CHOLESTEROL-LOWERING PHARMACEUTICALS

High blood cholesterol represents a significant health risk and cholesterol-lowering drugs have become the world's top-selling medicine. Forbes' pharmaceutical development program is targeting this $21 billion+ market opportunity, projected to grow to $30 billion by 2007*, through the development of its novel cholesterol-lowering prescription pharmaceutical, FM-VP4.

NUTRACEUTICAL – REDUCOL™

Statistics from the Nutritional Business Journal (NBJ)(2002) estimate the current annual global market for Nutrition at $150 billion. According to NBJ, the 2001 US nutrition industry alone represents $53 billion with functional foods constituting $18.6 billion and dietary supplements accounting for $17.5 billion.

To profit from the cardiovascular niche within each market opportunity, Forbes, through its core technology, has proven its ability to successfully create and commercialize cholesterol-lowering products including both branded and non-branded ingredients for use in functional food products and over-the-counter

REDUCOL™
DIETARY SUPPLEMENTS



"Our partnership with Forbes represents Pharmavite's strong commitment to both the cholesterol-lowering dietary market and Reducol™ as an integral component to future product development."
Jim Lundeen, Vice President, Marketing, Pharmavite, LLC.

dietary supplements. The revenue from this profitable business has helped provide funding towards the Company's pharmaceutical development program.

To support these commercialization efforts, the Company has commissioned a phytosterol manufacturing plant, owned and operated by Phyto-Source LP, a 50/50 Joint Venture between Forbes and Chusei (U.S.A.) Inc., located near Houston, Texas. Phyto-Source LP is currently the largest wood sterol manufacturer in the world with an annual capacity of 1000 metric tonnes and the capability to double and triple in volume on the same site.



DIETARY SUPPLEMENTS

One of the largest categories within nutritional and self-care markets is dietary supplements. Forbes has incorporated Reducol™ into two nationally distributed dietary supplements currently available in the US. Pharmavite LLC of Northridge, California has incorporated Reducol™ into one of its leading dietary supplements, Nature Made® Cholest-Off™ which is sold through mass market channels including food, drug and mass merchandising stores. Twin Lab Corporation, of Hauppauge, New York, has been marketing a cholesterol-lowering product called Cholesterol Success™ through natural health centers throughout the United States.

3/5

US CONSUMERS TAKE DIETARY SUPPLEMENTS TO MAINTAIN GOOD HEALTH

Forbes has recently extended its contractual agreement with Pharmavite for the continued sale of Reducol™ and the further development of future products. To support the continued growth of its products, Pharmavite recently launched its 2003 media campaign to advertise its full suite of dietary supplements, including Nature Made Cholest-Off™.

Forbes is currently evaluating several nutraceutical compounds as possible additional entries into the dietary supplement category. With the right partner and resources, licensing opportunities such as Forbes' patent-pending 'omega-3 fatty acid plus Reducol™' supplement may be realized. Additionally, the Company is working on a library of innovative nutraceutical compounds to expand its product pipeline.

Statistics from the Nutritional Business Journal (NBJ 2002) estimate the current annual global market for Nutrition at $150 billion. According to NBJ, the 2001 US nutrition industry alone represents $53 billion with functional foods constituting $18.6 billion and dietary supplements accounting for $17.5 billion.

REDUCOL™
FUNCTIONAL FOOD



"Functional Food is a sustainable growing industry. Reducol™, as a clinically-tested cholesterol-lowering ingredient, represents a substantial contribution towards the future of heart-healthy food."
Peter J.H. Jones Ph.D. - Professor McGill University
School of Dietetics and Human Nutrition
Faculty of Agriculture and Environmental Sciences



FUNCTIONAL FOODS

A dramatic shift has taken place in consumer attitudes toward food. An increasingly active population and the pursuit of healthier lifestyles have given rise to a new category of food products referred to as "functional foods". Functional foods can be defined as conventional foods containing ingredients that provide health benefits beyond basic nutritional functions and/or reduce the risk of chronic disease. Common examples include orange juice fortified with calcium or eggs fortified with Omega-3 fatty acids.

24%

REDUCTION IN LDL CHOLESTEROL OVER 30 DAYS WHEN 1.8G OF REDUCOL™ IS CONSUMED AS PART OF HEALTHY DIET

To meet this growing demand, Forbes has developed Reducol™, a proprietary functional food ingredient derived from plant sterols that has been clinically proven to significantly lower Low-Density Lipoprotein (LDL) or "bad" cholesterol when consumed in different foods. Forbes has initially incorporated Reducol™ into such food matrices as margarine, cooking oil, chocolate, dairy products and cereal bars.

Forbes has developed a 'Designer Oil' as an 'all-purpose' cooking oil which, in a clinical study, was shown to reduce LDL-Cholesterol and increase energy expenditure, hence promoting weight loss or maintenance of a proper body weight in adults. The results of this study were presented at the American Heart Association's (AHA) Scientific Sessions 2002 conference in Chicago, IL on November 18, 2002. The Company is currently exploring licensing opportunities for the 'designer oil'.

In a clinical study conducted at Montreal's McGill University, Reducol™ was shown to reduce low density lipoproteins (LDL) or "bad" cholesterol levels by as much as 24% when 1.8 grams of Reducol™ were consumed on a daily basis over a 30-day period as a part of a healthy diet. Of this 24% reduction in LDL cholesterol, approximately 9% can be attributed to diet alone.

A popular food Forbes has fortified with Reducol™ is chocolate. Study results published in the British Journal of Nutrition stated that participants consuming the phytosterol (Reducol™)-enriched chocolate reduced their LDL cholesterol by 10.3% over four weeks. The published results triggered significant media coverage including newspaper articles and TV newscasts.

Looking ahead, the Company continues to evaluate several food matrices and dietary supplements in addition to new strategic relationships that may enable Forbes to increase the number of future product introductions.

BOARD OF DIRECTORS



Tazdin Esmail, B.Sc.
Chairman and Director
Mr. Esmail brings to the Company over 20 years experience in the biomedical and pharmaceutical fields. Prior to joining the Company, Mr. Esmail was Vice President, Medical Operations of QLT PhotoTherapeutics Inc., a Vancouver-based biotechnology company. Prior to QLT, he was with Cyanamid Canada Inc., a subsidiary of American Cyanamid Company, in its Lederle multinational pharmaceutical division where he held several progressive senior management positions in areas such as strategic planning, sales and marketing, new product development, marketing research and management training.



Joe Dunne, Ph.D
Director
Dr. Dunne has been Chairman of the Board and CEO of Westgate Biological Ltd., a startup company in the Health Sciences area, since June, 1999. Dr. Dunne has had a distinguished career in the multi-million dollar food ingredient industry. During his career, Dr. Dunne served as the President of Cultor Food Science from 1997 to 1999 with responsibility for global manufacturing and research & development as well as a worldwide network of sales offices and distributors. As President of Quest (Food) International from 1993 to 1997, Dr. Dunne managed the company's Flavor and Food Ingredient activities in the USA, Canada and Mexico. Educated in Ireland, Dr. Dunne holds a B.Sc. and Ph.D. in Biochemistry from University College, Dublin and was a Postdoctoral Fellow at the University of California in San Diego and at the Max Planck Institute in Dortmund, West Germany.



Charles A. Butt, B.Comm.
President and Chief Executive Officer
Charles Butt has extensive international and North American experience in business management, marketing and sales in the healthcare industry. Prior to joining Forbes as Senior Vice President, Mr. Butt served as President of The Charson Group Inc., a healthcare consulting company, specializing in strategic planning and new product introductions, based in Toronto. Before moving into consulting, Mr. Butt headed up the Consumer Health Products Division for Lederle Laboratories (Canada), where he was responsible for the initiation and development of the Consumer Health Products Group. Mr. Butt has also worked in a variety of marketing and sales roles at Shulton Inc. in Europe, Africa and the Middle East as well as Colgate-Palmolive (UK).



Don Buxton
Director
Mr. Donald Buxton has been Chairman of the Board of Labopharm, Inc. since July, 2000. Mr. Buxton brings an in-depth knowledge of the international pharmaceutical industry to the Company, having served at senior administrative levels of large pharmaceutical firms both in North America and in Europe. Well-known in the Canadian pharmaceutical milieu, Mr. Buxton was President and Chief Executive Officer of Labopharm, Inc. from 1997 to 2000, and President and Chief Executive Officer of Roussel Canada from 1970 to 1994 and of Hoechst-Roussel Canada from 1992 to 1994.



Percy Skuy, Dipl. Pharm.
Director
Mr. Skuy had a 34-year career with Johnson & Johnson (J&J) where he acquired experience in many aspects of the pharmaceutical business including new product development, sales, marketing, research and development. He retired in 1995 as President of Ortho-McNeil Inc., one of the two J&J affiliate companies in which he held the presidency. Mr. Skuy is a pharmacist, and has been involved in both the pharmaceutical and medical communities for many years.



Lily C. Yang, Ph.D
Director
Dr. Yang, the Chief Executive Officer, President and co-founder of TheraLife, Inc., has 20 years of industry experience from E.I. DuPont and Hewlett Packard Company in business development, worldwide marketing, sales, strategic planning, licensing, acquisition, and promotion. Dr. Yang managed the worldwide marketing organization for the Analytical Products Group at Hewlett Packard, and successfully promoted and created their Bioscience Products Group. Dr. Yang has founded and worked with numerous Silicon Valley Venture Capitalists, Angel Investors and start-ups. She received her doctorate in Immunology from the University of Chicago, as well as business training from the Wharton School of Business.



Charles A. Butt, B.Comm.
President and Chief Executive Officer

Charles Butt has extensive international and North American experience in business management, marketing and sales in the healthcare industry. Prior to joining Forbes as Senior Vice President, Mr. Butt served as President of The Charson Group Inc., a healthcare consulting company, specializing in strategic planning and new product introductions, based in Toronto. Before moving into consulting, Mr. Butt headed up the Consumer Health Products Division for Lederle Laboratories (Canada), where he was responsible for the initiation and development of the Consumer Health Products Group. Mr. Butt has also worked in a variety of marketing and sales roles at Shulton Inc. in Europe, Africa and the Middle East as well as Colgate-Palmolive (UK).



Tatjana Lukic, MD, M.Sc.
Vice President, Scientific Affairs

Dr. Tatjana Lukic has extensive experience managing drug discovery projects and a detailed knowledge of intellectual property issues. She is the project leader for the development of Forbes' novel lipid-lowering agent, FM-VP4, and manages all issues relating to patents and trademarks on behalf of the Company. Dr. Lukic is also involved in the evaluation of novel analogues and management of supporting animal studies and clinical trials. Prior to joining Forbes, Dr. Lukic was a research assistant in the Department of Biochemistry, Faculty of Medicine, at the University of British Columbia. She also worked as a staff physician at the Allergy and Immunology Clinic, University of Belgrade, specializing in the management of acquired immunology deficiency syndromes. Dr. Lukic holds an M.D. degree and a Masters of Science in Immunology from the University of Belgrade in Yugoslavia.



Jeffrey J.E. Motley, B. Sc.
Vice President, Commercial Operations

Mr. Motley brings to the Company over 20 years of experience in pharmaceutical sales, marketing and business management. Prior to joining Forbes, Mr. Motley was the Director of Marketing for the Nutritional Division at Wyeth-Ayerst Canada, a division of American Home Products. Mr. Motley has also held various senior management positions at Lederle Pharmaceuticals (A division of American Cyanamid) including National Sales Manager, Product Manager, and District Sales Manager.



Patricia E. Pracher, CMA
Acting CFO

Ms. Pracher is a Certified Management Accountant with the Society of Management Accountants of British Columbia and holds a business degree from York University in Toronto, Ontario. Ms. Pracher's experience includes ten years at a controllership level in various industries including precious metals mining, agriculture, retail sales and international marketing for operations in Canada and the United States.

SENIOR AND OPERATIONAL MANAGEMENT



P. Haydn Pritchard, Ph.D.
Senior Consultant, Scientific Affairs

Dr. Haydn Pritchard is internationally recognized for his basic and clinical research into the disorders of cholesterol metabolism. He has published over 100 scientific papers in this area and is currently a Professor of Pathology and laboratory Medicine at the University of British Columbia. He has been appointed to numerous scientific review committees of provincial, national and international organizations. He was previously a Senior Vice President, Forbes Medi-Tech Inc. Currently, he is a founder and President of the Healthy Heart Society of British Columbia.



David Stewart, Ph.D.
Vice President, Regulatory Affairs

Dr. Stewart has over 25 years experience in pharmaceutical research within the pharmaceutical and biotechnology industries specializing in regulatory affairs, drug approvals, quality assurance and laboratory management. Previously, Dr. Stewart was in Regulatory Affairs at Toronto-based Biovail Corporation International. Dr. Stewart has also held positions as Assistant Professor at the University of Toronto in the Department of Pharmacology, Faculty of Medicine, and Regulatory Affairs Associate for QLT Phototherapeutics Inc., in Vancouver, BC. Dr. Stewart has published 41 scientific papers in the areas of cell membrane biochemistry, addiction research and drug metabolism.



Laura Wessman, MBA
Vice President, Business Development

Ms. Wessman joined Forbes Medi-Tech in December 2000 and has been involved in both the nutraceutical and pharmaceutical divisions of the Company, most recently captaining the upscaling and commercial profiling of its pharmaceutical steroidal technology. In October 2002, Ms. Wessman was appointed VP, Business Development and is now responsible for chartering the Company's growth through in-house development as well as licensing and acquisitions; she is also responsible for managing the Company's manufacturing activities at the Phyto-Source Joint Venture in Houston Texas. Prior to joining Forbes, Ms. Wessman held positions of increasing responsibility at North Aegean Petroleum and Cominco in the areas of process engineering and project management. Ms Wessman holds undergraduate degrees in Chemical Engineering and Bio-Chemistry from the University of British Columbia and an MBA from Simon Fraser University, Vancouver, BC.



Jerzy Zawistowski, Ph.D.
Vice President, Functional Foods & Nutraceuticals

Dr. Zawistowski has provided management, consulting and research expertise in food and agricultural sciences to both the public and private sectors for over 20 years. He is currently an Adjunct Associate Professor with the University of British Columbia Department of Food, Nutrition and Health and the University of Manitoba Food Science Department where he received his Ph.D. Dr. Zawistowski has published over 40 scientific papers and presented over 100 papers and invited lectures at national and international conferences in the areas of food science and development. He served as past Chairman of the British Columbia Functional Foods and Nutraceuticals Network and currently serves on the Board of Directors. Dr. Zawistowski is responsible for the formulation and development of Reducol™ and other functional food ingredients into a wide variety of food products and beverages.

OUR PROVEN TEAM COMBINES PHARMACEUTICAL, MEDICAL AND BIOMEDICAL KNOWLEDGE WITH STRATEGIC BUSINESS EXPERTISE.

FORBES MEDI-TECH INC.

Management Discussion and Analysis
of financial conditions and results of operations

Year ended December 31, 2002

The following information should be read in conjunction with the Company's audited consolidated financial statements and related notes that are prepared in accordance with Canadian generally accepted accounting principles.

Overview

FORBES MEDI-TECH, INC. ("Forbes" or the "Company") is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. Forbes' scientific platform is based on core sterol technology. By extracting plant sterols from by-products of the forestry industry, Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements. Plant sterols, also referred to as phytosterols, are lipid-like compounds found in and derived from plants and have a similar molecular structure to cholesterol.

Forbes' main products under development and commercialization include its promising cholesterol-lowering pharmaceutical product, FM-VP4, which represents a new class of cardiovascular pharmaceuticals known as cholesterol transport inhibitors. Other products under development for commercialization include phytosterol food additives and dietary supplements. All of Forbes' research activities are currently focused on cholesterol-lowering benefits.

In the year 2002, Forbes attained key milestones for FM-VP4. In January 2002, the Phase I clinical trial designed to establish the safety of FM-VP4 was initiated at the Academic Medical Center ("AMC") University of Amsterdam, one of the world's leading centers for the management and research of dyslipidemia. In August of 2002, Forbes received approval from the Medical Safety Review Panel of the AMC to initiate the Phase II component of its clinical trial on FM-VP4. In early 2003, Forbes began the dosing component of FM-VP4's Phase II clinical trial, with Phase II completion expected in the fourth quarter of 2003.

In addition to FM-VP4, the Company anticipates exploring cardiovascular and related indications of the VPx Library of Compounds including: cholesterol and triglyceride-lowering; HDL-increasing (good cholesterol); anti-obesity; anti-diabetic; and anti-inflammatory.

In May of 2000, Forbes received clearance under the Generally Recognized as Safe ("GRAS") regulations to sell Reducol™ in food products and dietary supplements under the Dietary Supplement Health Education Act ("DSHEA") regulations in the USA. Although able to sell Reducol™ and non-branded sterols in the USA, the Company has been awaiting a decision from the US Food and Drug Administration ("FDA") allowing Forbes to advertise the health benefits of its cholesterol-lowering ingredients. While a final ruling is still pending, the FDA, in early 2003, issued a letter to Forbes which allows Forbes and its customers to immediately apply the phytosterol heart-health claim previously approved by the FDA to Forbes' range of phytosterol products, including Reducol™. The Company considers this a major milestone in its ability to sell its clinically proven product, Reducol™. The Company is also pursuing obtaining the relevant approvals for sales of its products in other international markets.

In the area of functional foods, Forbes announced clinical study results in May of 2002 for a "designer" cooking oil, which was shown to lower cholesterol levels and may aid in the loss of body weight. The clinical study conducted at McGill University in Montreal showed that a diet including Forbes' "designer oil" resulted in a decrease of LDL cholesterol concentrations along with an added benefit of a decrease in total body weight tissue volumes compared with participants who consumed olive oil in the diet. The benefits of Forbes' "designer oil" were presented to the American Heart Association ("AHA") at a Scientific Sessions 2002 conference in Chicago, Illinois.

In late 2002, the Company's chocolate study findings were published in the British Journal of Nutrition. These results showed study participants who consumed the phytosterol-enriched chocolate for a period of over four weeks experienced reductions in their LDL cholesterol levels of 10.3%.

Phytosterols historically have been incorporated into high fat foods such as spreads and dressings. Forbes continues its research work in a wide area of phytosterol food additives in order to provide appealing vehicles for cholesterol lowering compounds by adding them to a variety of foods including dairy products, baked goods and cooking oil, with an emphasis on taste and texture.

Over the last several years, Forbes has invested significant funds in the areas of phytosterol food additives and dietary supplements. These include an investment in the Phyto-Source Limited Partnership, a 50/50 joint venture between Forbes and Chusei (USA) Inc. The Phyto-Source Limited Partnership operates a dedicated phytosterol manufacturing facility near Houston, Texas. This joint venture is accounted for by the proportionate consolidation method under which the Company's 50% proportionate share of the assets, liabilities, income and expense of the joint venture are reflected in the Company's financial statements.

In 2001, the Company changed its fiscal year-end from July 31 to December 31. The Company's last financial year ended December 31, 2002 is accordingly being compared to the five-month transition period ended December 31, 2001 and to the twelve-month period ended July 31, 2001.

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

Critical Accounting Policies

Forbes' consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). A reconciliation of amounts presented in accordance with United States generally accepted accounting principles ("U.S. GAAP") is described in Note 18 to the consolidated financial statements for the year ended December 31, 2002. The Company believes that the estimates and assumptions which it relies upon are reasonable based on information available to the Company at the time that these estimates and assumptions are made. Actual results could differ from the Company's estimates. Areas of significant estimates include amortization and recoverability of capital and intangible assets, and recognition of deferred revenues. Note 2 to the consolidated financial statements for the year ended December 31, 2002 should be read in conjunction with this Management Discussion & Analysis for a more comprehensive outline of the Company's significant accounting policies.

Changes in Accounting Policies

Revenue recognition   During the year ended July 31, 2001, the Company changed its accounting policy for revenue recognition of licensing option payments, upfront fees and milestone payments to conform with Staff Accounting Bulletin No. 101 (SAB No. 101) of the US Securities & Exchange Commission. Accordingly, contract research payments and milestone payments are recognized over the life of the technology license agreement to which they relate, unless the payments clearly have no relationship to potential future production, royalty or other related arrangements. Previously, the Company recognized such fees as revenue when they were non-refundable and the Company had performed all identified obligations leading to the payments. This change in accounting policy was applied on a retroactive basis.

Stock-based compensation   Effective January 1, 2002, the Company adopted the new Recommendation of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". The Company applied Section 3870 prospectively to all stock-based payments to employees and non-employees granted on or after January 1, 2002. The Company now accounts for all options granted to non-employees under the fair value based method which recognizes the fair value of the options as they are earned and the services are provided. The Company continues to account for all options granted to employees and directors under the settlement method whereby no compensation cost is recorded and consideration paid by the employees upon the exercise of stock options is recorded as share capital. The pro forma effect of accounting for these awards under the fair value based method is disclosed in note 10(g) of the consolidated financial statements.

Impairment of long lived assets   Effective January 1, 2002, the Company adopted the new Recommendation of the CICA handbook Section 3063 relating to impairments of long lived assets. Long-lived assets, such as property, plant and equipment and intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. This change in policy did not result in any impairment charge for the year ended December 31, 2002.

Results of Operations

Fiscal 2002 compared to Five-month period ended December 2001 and Fiscal year ended July 2001
For the fiscal year ended December 31, 2002, the Company reported a net loss of $4.1 million ($0.19 per share) compared with a net loss of $6.5 million ($0.30 per share) for the five months ended December 31, 2001, and a net loss of $19.7 million ($0.93 per share) for the year ended July 31, 2001.

Contributing to the reduced loss for the year ended December 31, 2002 of $4.1 million was a one-time net gain of $6.0 million realized on the settlement of the ReducolTM licensing agreement with Novartis (see note 11(a) to the consolidated financial statements) which was offset by a write-down of the Company's laboratory lease-holds and assets in the amount of $1.1 million.

Forbes, to date, has been focused on the research, development and commercialization of its phytosterol-based businesses and has incurred annual operating losses since its inception. The Company expects to continue incurring operational losses until the earnings from commercialization of one or more of its products exceed the costs of research and development, manufacturing, administration and other expenses. At December 31, 2002 the Company's accumulated deficit was $55.4 million.

Revenues   For the year ended December 31, 2002, a majority of the Company's revenues were earned from sales of phytosterol products to two customers. Forbes reported total revenues, including interest income, for the fiscal year ended December 31, 2002 of $8.0 million compared with $3.9 million for the five months ended December 31, 2001 and $7.9 million for the year ended July 31, 2001.

Summary:	FY Dec 2002		5-mo Dec 2001		FY Jul 2001	
Sales	$	6.9	$	2.8	$	3.7
Licensing		0.9		0.9		2.1
Phytosterol revenues		7.8		3.7		5.8
Interest and other		0.2		0.2		2.1
Total revenues	$	8.0	$	3.9	$	7.9

Phytosterol revenues have increased to $7.8 million for the year ended December 31, 2002, compared with $3.7 million for the five-month period ended December 31, 2001, and $5.8 million for the year ended July 31, 2001. Phytosterol revenues include direct sales of phytosterol products during the period and amortization of previously received license fees in accordance with the Company's revenue recognition policies outlined above. Sales of phytosterols were $6.9 million for the year ended December 31, 2002, compared with $2.8 million for the five months ended December 31, 2001, and $3.7 million for the year ended July 31, 2001. The increase in sales for the year ended December 31, 2002 and the five-month period ended December 31, 2001 is primarily as a result of the Company's share of sales of non-branded sterols from the Phyto-Source joint venture. Sales of Forbes Phytrol™ product (consumer branded as Reducol™) commenced in dietary supplements in the United States with Twin Laboratories (Cholesterol Success™) and Pharmavite (Nature Made's Cholest-Off™) in the latter part of 2001.

Operating Expenses (excluding depreciation and amortization)

Summary:	FY Dec 2002		5-mo Dec 2001		FY Jul 2001	
Cost of sales, marketing & product development	$	7.2	$	3.9	$	9.7
Research and development		3.2		2.1		7.1
General and administrative		4.2		2.1		7.0
		14.6		8.1		23.8
On a monthly average basis/						
Per month:	$	1.2	$	1.6	$	2.0

Cost of sales, marketing and product development Cost of sales, marketing and product development for the year ended December 31, 2002 totaled $7.2 million compared with $3.9 million for the five-month period ended December 31, 2001 and $9.7 million for the year ended July 31, 2001. Included in fiscal 2002 was an amount of approximately $0.8 million of upscaling costs for the Company's development of the fine chemical AD/ADD. On an annualized pro forma basis, cost of sales, marketing and product development for the year ended December 31, 2002 was $2.0 million less than for the five-month period ended December 31, 2001. Cost of sales, marketing and product development for the year ended 2002 related primarily to the cost of sterols sold. In the five-month period ended December 31, 2001 and the year ended July 31, 2001, significant inventory valuation adjustments were included in the cost of sales figure relating to start-up and development costs for both the sterols and fine chemicals businesses.

Research and Development The Company's net research and development (R&D) expenses for the year ended December 31, 2002, totaled $3.2 million, compared with $2.1 million for the five months ended December 31, 2001, and $7.1 million for the year ended July 31, 2001. In the year ended December 31, 2002, on a monthly average basis, R&D expenditures have been reduced by 35% compared to the five months ended December 31, 2001. The reduction in R&D expenditures is partly as a result of the Company's decision to focus its core research and development on cardiovascular and, specifically, cholesterol-lowering compounds such as FM-VP4. Non-core research, not directly related to the Company's new and more focused R&D project pipeline, has been curtailed as the Company successfully continues its cost-saving directives. The main R&D expenditures in 2002 were and, through 2003 will be, in the area of pre-clinical and clinical development, including the Phase II trial of FM-VP4. Additional funding will be required in order for Forbes to be able to pursue the discovery and/or development of non-core compounds in 2003.

In an effort to further reduce operating costs, towards the end of 2002, the Company began scaling down research work conducted at its biotechnology research laboratory on the University of British Columbia (UBC) campus. Research which had been conducted at the facility will be outsourced to third-party laboratories as in years prior to the opening of the laboratory facilities. The decision to suspend Forbes' lab work at UBC was reached after analyzing the costs of fully staffing and operating the dedicated laboratory facilities in light of the Company's current objectives and on-going research projects. R&D overhead expense was significantly reduced by contracting out the Company's research activities to other facilities and is expected to be further reduced by a potential sub-lease of the laboratory premises.

The Company is currently actively seeking sub-lessees for the laboratory facilities. Laboratory equipment valued at $0.2 million has been transferred to UBC as payment in kind for future research services. Laboratory assets valued at a net book value of $0.30 million were sold or disposed of for net proceeds of $0.27 million. The Company decided in December of 2002 to write down the balance of the laboratory assets in anticipation that these assets may be disposed of in the near future. The total net book value written down at December 31, 2002, amounted to $1.1 million including an amount of $0.7 million for leasehold improvements.

General and Administrative Continuing cost-cutting measures are evident from the reduction in general and administrative expenditures (G&A), from $7.0 million in the year ended July 31, 2001 to $4.2 million in the 2002 fiscal year. On an average monthly basis, G&A costs have decreased to $0.35 million per month for the year ended December 31, 2002, from $0.43 million per month for the five-month period ended December 31, 2001 and $0.58 million per month for the year ended July 31, 2001. The reductions in administrative expenses are primarily attributable to downsized operations, resulting in lower personnel costs and such expenses as legal and travel.

Other income (expense)

	FY Dec 2002	5-mo Dec 2001	FY Jul 2001
Summary:			
Gain on settlement of licensing arrangements	$ 6.0	$ -	$ -
Write-down of leaseholds and assets	(1.1)	-	-
Write-down of pilot facility	-	(1.3)	(2.7)
Other income (expense)	$ 4.9	$ (1.3)	$ (2.7)

In June 2002, Forbes signed an agreement with Novartis Consumer Health SA (Novartis) to acquire the rights to Reducol™, which had previously been licensed by Forbes to Novartis. Under the terms of the agreement, the Company agreed to pay Novartis a total of US$2.5 million (C$3.8 million). As a result of this $3.8 million purchase, the Company eliminated deferred revenue of $9.9 million and hence recognized a net gain of $6.0 million. Of the US$2.5 million purchase price, US$0.5 million was paid, on signing, by way of offset against funds owed by Novartis to Forbes. The balance of US$2.0 million is to be paid in royalties from phytosterol sales between June 22, 2002 and December 31, 2003. As of December 31, 2002, a total of US$0.04 million is payable to Novartis in royalties from phytosterol sales. A minimum of US$1.5 million (C$2.4 million) is due to be paid to Novartis by June 30, 2003 with the remaining US$0.5 million (C$0.8 million) due by December 31, 2003.

The Company is continuing its sterol manufacturing efforts solely through the Phyto-Source LP joint venture in Pasadena, Texas. In the year ended July 31, 2001, the Company wrote down the carrying value of its Amqui sterol manufacturing pilot plant in Quebec by $2.7 million to $3.0 million. In the five months ended December 31, 2001, the Company took a further write-down of $1.3 million to reflect the anticipated sale price of the facility. On August 9, 2002, the Amqui pilot facility was sold to a third party for a total of $1.6 million. Upon closing, Forbes received proceeds of $0.4 million. The balance of $1.2 million is payable in the amount of $0.35 million plus interest on May 9, 2003, and $0.85 million divided into eighty-four monthly installments beginning September 2002 and ending August 2009.

Liquidity and Capital Resources

Since inception, the Company has financed its operations and capital expenditures primarily through equity offerings and, to a lesser extent, license and sales revenues and government grants.

The Company's net cash and short-term investments as of December 31, 2002 was $0.4 million compared to December 31, 2001 of $6.7 million, and $18.0 million at July 31, 2001. The Company had a working capital deficit of $3.5 million at December 31, 2002. The working capital deficit includes an amount of $3.2 million of royalties payable and $1.0 million convertible debenture due by the end of 2003. Excluding such royalties and debenture, the Company's working capital was $0.7 million.

Cash used in operating activities was $3.8 million in fiscal 2002 compared to $6.2 million in the five-month period ended December 31, 2001, and $24.7 million in the fiscal year ended July 31, 2001. The decreases in cash used primarily reflect the decrease in Forbes' net loss for each year. Net changes in non-cash working capital items provided cash of $3.9 million compared to a use of cash of $1.0 million in the five-month period ended December 31, 2001, and a use of cash of $6.7 million in the year ended July 31, 2001. The changes in non-cash working capital items each year mainly reflect the changes in inventory levels and changes in accounts receivable, accounts payable and accrued liabilities.

Net cash used in investing activities was $1.4 million for 2002 compared with cash provided of $4.1 million for the five-month period ended December 31, 2001, and cash provided of $21.8 million for the year ended July 31, 2001. Cash provided in the five-month period ended December 31, 2001 and the year ended July 31, 2001 was due to proceeds from short-term investments which were used to fund on-going operations. Also, additions to capital assets in 2002 were $1.6 million which related to the completion of the Phyto-Source joint venture phytosterol manufacturing facility near Houston, Texas.

In fiscal 2002, net cash of $1.1 million was provided by two private placements. In August of 2002, the Company, through a private placement, issued 324,861 units at $0.65 per unit for net cash proceeds of $0.2 million. Each unit consisted of one common share plus .08 of a common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at $1.00 per share until March 10, 2004. In September of 2002, Forbes issued 1.5 million special warrants at a price of $0.65 per special warrant for net cash proceeds of $0.9 million. On January 24, 2003, the 1.5 million special warrants were converted, at no cost to the holders, into common shares of the Company at a rate of 1.05 common shares per warrant, further to the special warrant investors having waived the requirements for the Company to file and obtain receipts for a prospectus. Also in fiscal 2002, a net amount of $1.2 million of cash was used to retire a US$2.0 million demand loan owed by the Phyto-Source joint venture to an unrelated third party, and to reduce notes payable. Accordingly, net cash used in/provided by financing activities was not significant for 2002, nor was it significant for the five months ended December 31, 2001. Cash provided by financing activities was $1.3 million in the year ended July 31, 2001.

At December 31, 2002, the Company was committed to invest a balance of $2.1 million (US$1.35) million in Phyto-Source LP towards completion and operation of the manufacturing facility. The Company also had commitments under various research and development contracts for up to $0.8 million, which includes $0.6 million related to the Phase II clinical trial in Amsterdam for FM-VP4.

The Company is continuing to maintain its reductions in spending in an effort to improve its working capital position and to reduce the amount of cash used in operations. In September of 2002, the Company announced that it and the Phyto-Source joint venture had secured sterols supply agreements for up to $40.0 million (US$26.0 million) over a two-year period based on customer forecasts. These include a major agreement between the Phyto-Source joint venture and a large multinational company. Production of the phytosterols is undertaken by Phyto-Source. In 2003, the Company plans to set off its remaining capital commitment to Phyto-Source against amounts owed by Phyto-Source to the Company for inventory. Based on supply forecasts provided by customers pursuant to current supply agreements, other receivables, projected expenditure levels, and planned divestiture of the Company's AD/ADD business, Forbes believes it will have sufficient capital to operate and fund its core development projects through the end of 2003. The Company, however, is continuing to look at various financing opportunities to further develop its pipeline of products, to retire its commitments to Novartis and its convertible debenture, and to provide alternate sources of funding in the event that expenditures or receivables are not realized as planned. It will also be necessary for the Company to seek additional financing during 2003 to meet expenditures of continuing research and development work in 2004, to improve the Company's working capital position and to minimize risks to its operations. The current financial market for equity offerings is challenging and there can be no assurance that additional financing will be available on

favourable terms, if at all. The Company presently has no external sources of liquidity such as lines of credit, and the failure to obtain debt or equity financing may have a material effect on the Company's current cash-flow and the Company's ability to continue its operations. In addition to possible debt or equity financings, the Company is exploring possible licensing, partnering or additional long-term sterol contracts utilizing the phytosterol production capacity of the Phyto-Source plant. If successful, such arrangements could reduce the Company's requirement to raise capital through the equity markets. Forbes is in discussions with several parties regarding possible additional sterol contracts or alliances, as well as possible merger or acquisition (M&A) transactions.

The Company has no material off-balance sheet arrangements. The Company has no material trading activities involving non-exchange traded contracts accounted for at fair value. The Company has no material relationships and transaction terms that would not be available from clearly independent third parties on an arm's length basis.

Sales

Based on existing sales contracts, and assuming that forecasted supply requirements will be ordered, the Company is projecting its share of revenue from sterol sales for 2003 of $12 million. This figure represents the Company's share of the $20 million projected revenue of the combined sales contracts of the Company and the Phyto-Source joint venture.

Forward Looking Statements and Risk Factors That May Affect Future Results

This Management Discussion & Analysis contains forward-looking statements about the Company, which are intended to be covered by the safe harbor for "forward-looking statements" provided by the United States Private Securities Litigation Reform Act of 1995. Any document that has been filed or will be filed with the Securities and Exchange Commission ("SEC"), the Ontario Securities Commission (the "OSC"), the British Columbia Securities Commission (the "BCSC"), or any stock exchange also may include forward-looking statements. Other written or oral forward-looking statements have been made and may in the future be made, from time to time, by or on behalf of the Company. Forward-looking statements are statements that are not historical facts, and include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future sales, financings, operations, divestitures, products and services; the impact of regulatory initiatives on the Company's operations; the Company's share of new and existing markets; general industry and macroeconomic growth rates and the Company's performance relative to them and statements regarding future performance. Forward-looking statements generally are identified by the words "expected", "expects", "promising", "anticipates", "believes", "intends", "estimates", "projecting", "projects", "planned", "plans" and similar expressions or variations thereon, or that events or conditions "will", "may", "could" or "should" occur.

The Company is subject to significant risks and past performance is no guarantee of future performance. The Company cannot predict all of the risk factors, nor can it assess the impact, if any, of such risk factors on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. The following offers a brief overview of some of the risk factors to be considered in relation to the Company's business. This list may not be exhaustive, as the Company operates in a rapidly changing business environment, and new risk factors emerge from time to time:

• Need for Additional Funds As at December 31, 2002, the Company had a working capital deficit. The Company will be expending substantial funds in 2003 and will be required to obtain additional sources of capital to continue funding research and development, to improve its working capital position and to minimize risks to its operations. The current financial market for equity offerings is challenging and there can be no assurance that such additional funds will be available on acceptable terms or at all. The Company presently has no external sources of liquidity such as lines of credit, and the failure to obtain debt or equity financing on a timely basis or on commercially reasonable terms, may have negative effects on the Company's cash flow and operations and its ability to continue its operations. Any additional equity financing, if secured, may result in significant dilution to the existing shareholders at the time of such additional financing.

• Dependence Upon a Few Customers and Products Most of the Company's revenue has been earned from sales to a few customers and any material change in the relationship with such customers, the customer'sprojected demands for the Company's products, or the ability of such customers to meet their contractual obligations may negatively impact the Company's business and operations.

• Development and Commercialization of Pharmaceutical and Nutraceutical Products To achieve sustained, profitable operations, the Company must successfully develop, obtain regulatory approvals for, and profitably manufacture and market one or more of its products. While the Company is marketing its phytosterols, sales have only commenced in recent years and such products are still relatively new on the market. The development and commercialization of new products is subject to a number of significant risks and uncertainties, particularly in the pharmaceutical and nutraceutical industry which is highly speculative in nature. Potential products that appear to be promising in various stages of development may not reach the market, or if reached, may not achieve profitable sales levels, for a number of reasons such as:

- ineffectiveness or unsuitability of the products for human use or the discovery of unexpected or unacceptable toxicity levels which may manifest itself through pre-clinical studies and clinical trials.
- inability to receive necessary regulatory approvals from local and international government and regulators to manufacture, label, advertise, make claims and sell the Company's products
- costs or other factors which may make manufacturing or marketing of products impractical and non-competitive
- unacceptability of the products in the market place
- inability to protect the Company's intellectual property rights necessary for the research and development, manufacture and sale of the Company's products
- the termination, expiry or inability to use proprietary processes, products or information owned by third parties needed for the manufacture and sale of products developed by the Company
- the risk of obsolescence of the Company's technology
- insufficient availability of raw materials and the inability to obtain raw materials on acceptable terms
- clinical trials may not be undertaken or completed as planned, and if undertaken or completed, may not achieve expected results

• Competition The Company has a number of competitors, some of whom are better able commercialize their products, which could render the Company's products obsolete or uncompetitive prior to recovering its expenses. The Company anticipates that it will face increased competition in the future as new products enter the market and advanced technologies become available.

• Risks Related to Joint Ventures and Strategic Relationships The Company is dependent upon joint ventures and strategic relationships to generate revenue and conduct its business, and the breakdown of these relationships may negatively affect the Company's future revenues and business.

• Future Revenues and Profitability are Uncertain The Company's future revenues and profitability are uncertain for a number of reasons, such as the future demand for the Company's products, the ability to control costs, unanticipated expenses, the expenses and effects of launching new products, and the ability to overcome risks of development and commercialization of pharmaceutical and nutraceutical products as set out above.

• Currency Fluctuation The Company conducts and will conduct further business in foreign currency, hence, the Company is and will continue to be exposed to foreign currency fluctuations. At present, the Company does not have any plans to hedge against any currency risk.

• The Company has a History of Losses For the fiscal year ended December 31, 2002, the Company reported a net loss of $4.1 million and an accumulated deficit of $55.4 million. The Company anticipates that it will continue to incur significant losses during fiscal 2003 and that it will not reach profitability until after further successful and profitable commercialization of its products. Even then, the initial losses incurred by the Company may never be recovered. There can be no assurance that any of the Company's recently launched products or products currently under development will be commercially successful.

• Need for Growth The Company intends to launch a series of products over the next few years, however, there is no assurance that the Company's resources will be able to adequately respond to support such growth.

• Dependence upon Key Personnel The Company's ability to develop marketable products and to maintain a competitive position in light of technological developments will depend upon its ability to attract and retain highly qualified scientific and management personnel. Competition for such personnel is intense and if the Company loses the services of key personnel, it may be unable to replace them.

• Product Liability, Negative Publicity and Insurance The Company is exposed to the risk of product liability claims for the use of its products. The Company's insurance policy may not cover any potential claim or if coverage is available, may not provide sufficient coverage to protect the Company against loss and may affect the Company's ability to maintain and obtain adequate future insurance coverage. Further, even if sufficient insurance coverage is available to cover any potential claim, publicity associated with any such claim could negatively taint public opinion about the Company and the safety or efficacy of its products.

• Political and Economic Risks The Company has manufacturing facilities in the United States, conducts business in foreign countries and is seeking business opportunities worldwide. Changes in government, economic and political policies may adversely affect the Company's business and operating results.

• Environmental Risks The Company is subject to laws and regulations governing hazardous by-products and the Company may be adversely affected by the requirements to comply with current or future environmental laws and regulations. There is also a risk of accidental contamination or injury from hazardous materials that cannot be eliminated and the Company could be liable for any resulting damages, such damages which may exceed the Company's resources.

• Inflation The impact of inflation on the Company's operations has been minimal and is expected to continue to be minimal in the next few years.

These risks and other uncertainties are more fully described in the Company's filings with the SEC (see www.edgar.com), OSC, and BCSC (see www.sedar.com), including, without limitation, in the Company's annual reports/annual information forms on Form 20-F. Forward-looking statements are based on beliefs, opinions and expectations of the Company's management at the time they are made and the Company does not assume any obligation to update its forward-looking statements if those beliefs, expectations, opinions or other circumstances should change.

AUDITOR'S REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Forbes Medi-Tech Inc. as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the year ended December 31, 2002, five months ended December 31, 2001 and for the years ended July 31, 2001, and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the year ended December 31, 2002, the five months ended December 31, 2001, and the year ended July 31, 2001, we conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for the year ended July 31, 2000, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the year ended December 31, 2002, the five-month period ended December 31, 2001 and the years ended July 31, 2001 and 2000 in accordance with Canadian generally accepted accounting principles.

Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated March 14, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the consolidated financial statements.



KPMG LLP

Chartered Accountants

Vancouver, Canada
March 14, 2003

Management Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company were prepared by management in accordance with accounting principles generally accepted in Canada (and reconciled to accounting principles generally accepted in the United States) and within the framework of the summary of significant accounting policies in these consolidated financial statements. Management is responsible for all information in the annual report. All financial and operating data in the annual report is consistent, where appropriate, with that contained in the consolidated financial statements.

A system of internal accounting control is maintained in order to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities.

The Board of Directors discharges its responsibilities for the consolidated financial statements primarily through activities of its Audit Committee comprised of three directors, none of whom are members of management. This Committee meets with management to assure that it is performing its responsibility to maintain financial controls and systems and to approve the annual audited consolidated financial statements of the Company. The Audit Committee also meets with the independent auditors to discuss the scope and the results of their audit and audit report prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited by the Company's independent auditors, KPMG LLP, in accordance with Canadian and United States generally accepted auditing standards for the year ended December 31, 2002, the five months ended December 31, 2001 and the year ended July 31, 2001. The auditors' report outlines the scope of their audit and their opinion on the consolidated financial statements.



Charles A. Butt
President & CEO

Patricia Pracher
Acting Chief Financial Officer

FORBES MEDI-TECH INC.

Consolidated Balance Sheets (Expressed in thousands of Canadian dollars)

	December 31, 2002	December 31, 2001
Assets		
Current assets:		
Cash and cash equivalents	$ 413	$ 5,710
Short-term investments	-	983
Accounts receivable (note 3)	4,190	3,225
Inventories (note 4)	952	3,415
Prepaid expenses and deposits	537	1,190
	6,092	14,523
Property, plant and equipment (note 5)	11,932	14,305
Intangible and other assets (note 7)	9,393	11,156
	$ 27,417	$ 39,984
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities (note 8)	$ 4,740	$ 5,215
Deferred revenues and royalties payable (note 11(a))	3,155	1,625
Demand loans (note 6)	-	1,593
Current portion of long-term debt	1,691	133
	9,586	8,566
Long-term liabilities:		
Long-term debt (note 9)	217	1,353
Deferred revenues (note 11(a))	-	9,173
Tenure allowance (note 11(d))	614	878
	10,417	19,970
Shareholders' equity:		
Share capital (note 10)	$ 71,472	$ 71,273
Special warrants, net of issue costs of $88 (note 10(d))	887	-
Contributed surplus	20	-
Deficit	(55,379)	(51,259)
	17,000	20,014
	$ 27,417	$ 39,984

Nature of operations and going concern (note 1)
Commitments and contractual obligations (notes 6, 11 and 17)
Related party transactions (notes 6, 8 and 14)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

Joseph Dunne
Director

Percy Skuy
Director

Consolidated Statements of Operations and Deficit
(Expressed in thousands of Canadian dollars, except per share amounts)

	year ended Dec 31, 2002	five months ended Dec 31, 2001	year ended July 31, 2001	year ended July, 31, 2000
Revenue:				
Sales	$ 6,852	$ 2,770	$ 3,732	$ -
Licensing	941	903	2,093	1,224
Phytosterol revenues	7,793	3,673	5,825	1,224
Interest and other	187	212	2,036	1,755
	7,980	3,885	7,861	2,979
Expenses:				
Cost of sales, marketing and product development	7,247	3,880	9,679	3,420
General and administrative	4,245	2,126	6,985	4,947
Research and development	3,209	2,083	7,131	5,297
Depreciation and amortization	2,307	955	1,073	634
	17,008	9,044	24,868	14,298
Gain on settlement of licensing arrangements (note 11(a))	(6,044)	-	-	-
Write-down of leaseholds and assets (note 11(b))	1,136	-	-	-
Write-down of pilot facility (note 6)	-	1,302	2,715	-
Net Income (loss) for the period	(4,120)	(6,461)	(19,722)	(11,319)
Deficit, beginning of period	(51,259)	(44,798)	(25,076)	(13,757)
Deficit, end of period	$ (55,379)	$ (51,259)	$ (44,798)	$ (25,076)
Basic and diluted loss per share (note 12)	$ (0.19)	$ (0.30)	$ (0.93)	$ (0.66)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)

	year ended Dec 31, 2002	five months ended Dec 31, 2001	year ended July 31, 2001	year ended July, 31, 2000
Operations:				
Loss for the period	$ (4,120)	$ (6,461)	$ (19,722)	(11,319)
Adjustment to reconcile net loss to cash flow provided by operations:				
Depreciation and amortization	2,307	955	1,073	634
Amortization of deferred license revenues	(941)	(903)	(2,093)	(1,372)
Gain on settlement of licensing arrangements (note 11(a))	(6,044)	-	-	-
Gain on disposal of pilot facility	(63)	-	-	-
Gain on sale of investment in joint venture	-	(167)	-	-
Loss on disposal of fixed assets	31	-	-	-
Write-down of leaseholds and assets	1,136	-	-	-
Write-down of pilot facility	-	1,302	2,715	-
Stock-based compensation expense	20	-	-	-
Changes in:				
Accounts receivable	(106)	(1,658)	5	(1,013)
Inventories	2,463	1,477	(3,040)	(1,792)
Prepaid expenses and deposits	804	(86)	(695)	(490)
Accounts payable and accrued liabilities	837	(799)	(3,061)	2,754
Increase (decrease) in tenure allowance in excess of amounts funded	(233)	104	78	358
Deferred revenues	-	-	-	12,253
Other	95	-	-	-
	$ (3,814)	$ (6,236)	$ (24,740)	$ 13

Cash provided by (used in):

	year ended Dec 31, 2002	five months ended Dec 31, 2001	year ended July 31, 2001	year ended July, 31, 2000
Investments:				
Acquisition of property, plant and equipment	$ (1,566)	$ (2,142)	$ (3,698)	$ (3,394)
Acquisition of intangible and other assets	-	(3,315)	(3,999)	-
Investment in joint venture (net of cash received)	(1,222)	-	(2,850)	-
Disposal of investment in joint venture	-	200	-	-
Proceeds on disposal of pilot plant	385	-	-	-
Proceeds on disposal of fixed assets	22	185	-	-
Short-term investments	983	9,155	32,378	(23,434)
	(1,398)	4,083	21,831	(26,828)
Financing:				
Issuance of common shares	199	12	734	32,446
Issuance of special warrants	887	-	633	-
Increase in (repayment of) notes payable	422	(51)	(96)	-
Increase in (repayment of) demand loans	(1,593)	63	(12)	156
	(85)	24	1,259	32,602
Increase (decrease) in cash and cash equivalents	(5,297)	(2,129)	(1,650)	5,787
Cash and cash equivalents, beginning of period	5,710	7,839	9,489	3,702
Cash and cash equivalents, end of period	$ 413	$ 5,710	$ 7,839	$ 9,489

Supplementary information (note 13)
See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2002
Five months ended December 31, 2001
Years ended July 31, 2001 and 2000

1. Nature of operations and going concern

Forbes Medi-Tech Inc. (the "Company") is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. The Company's scientific platform is based on core sterol technology. By extracting plant sterols from wood pulping by-products, Forbes has developed cholesterol-lowering agents used as both pharmaceutical therapeutics and functional food ingredients. The Company has commenced operations in the nutraceutical/functional food ingredient market in the USA and some international markets.

The Company requires regulatory approvals for its pharmaceutical products. The eventual profitability of the Company is dependent on many factors, including, among other things, successful development and market acceptance of its products and services, receiving regulatory approvals, the successful operation of its manufacturing activities and the conclusion and implementation of applicable strategic and other alliances and adequate financing on a timely basis. There can be no assurance that required regulatory approvals will be received or, if received, will be received on a timely basis. In addition, the nutraceutical and pharmaceutical industries are subject to rapid and substantial technological change, which could reduce the marketability of the Company's products or technology, and which requires ongoing issuance and maintenance of patents as well as continued investment in research and development. The Company is listed on the NASDAQ SmallCap market stock exchange as at December 31, 2002 and had received notice that their listing was in violation of minimum listing standards of US $1.00 minimum per share bid price requirement. Compliance was to be regained by April 14, 2003; however, the Company will apply for an additional 90 days (July 14, 2003) to regain compliance with NASDAQ's listing requirements.

The Company has a working capital deficiency and deficit of $3,494 and $55,379 as at December 31, 2002 (2001 – working capital of $5,957 and deficit of $51,259). In addition, the Company has incurred negative cash flows from operating activities of $3,814, $6,236 and $24,740 in the periods ended December 31, 2002, December 31, 2001 and July 31, 2001 respectively. Further, the Company has residual commitments to fund its Phyto-Source joint venture (note 6), to fund research agreements (note 11(e)) and to fund its ongoing research and development activities.

Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2002
Five months ended December 31, 2001
Years ended July 31, 2001 and 2000

1. Nature of operations and going concern (continued)

The Company's future operations are dependent on its ability to obtain third party financing in the form of debt and equity and ultimately to generate future profitable operations. The Company is currently seeking additional funds through future debt or equity financing and joint venture partners to offset future cash flow deficiencies. Such financing may not be available or may not be available on reasonable terms. The resolution of this going concern issue is dependent on the realization of management's plans.

These financial statements have been prepared on a going concern basis, which assumes the Company will continue in operation throughout the next fiscal year and into the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. These consolidated financial statements do not include any adjustments related to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

2. Significant accounting policies

(a) Basis of presentation:
These consolidated financial statements include the assets, liabilities and operating results of the Company, its wholly-owned subsidiaries, Forbes Research & Manufacturing Inc., Forbes Medi-Tech Capital Inc., Forbes Medi-Tech (USA) Inc., and its 50% interests in Phyto-Venture LLC ("PhytoVenture") and PhytoSource LP ("PhytoSource"). The Company accounts for its interests in PhytoVenture and PhytoSource using the proportionate consolidation method. Material intercompany balances and transactions have been eliminated in these consolidated financial statements.

(b) Cash and cash equivalents:
Cash and cash equivalents include cash and term deposits with a term to maturity of less than or equal to three months when acquired.

(c) Short-term investments:
Short-term investments consist principally of investment grade commercial paper, bankers' acceptances and treasury bills with maturities of between three months to one year from the date of purchase and are recorded at the lower of cost or market value. The carrying value of the short-term investments approximates their market value.

(d) Inventories:
Raw materials inventory is valued at the lower of cost and replacement cost. Finished goods and work-in-process inventories are valued at the lower of cost and net realizable value. Cost is determined using average cost.

(e) Property, plant and equipment and intangible assets:
Property, plant and equipment is recorded at cost and amortized over their estimated useful lives. Amortization is provided for using the following methods and annual rates:

Asset	Basis	Rate
Building and infrastructure	Declining-balance	5%
Production equipment	Declining-balance	20%
Office equipment	Declining-balance	20%
Computer equipment	Declining-balance	30%
Computer software	Declining-balance	100%
Leasehold improvements	Straight-line	lease term

Significant property, plant and equipment additions are amortized when placed into use.
Intangible assets, comprised of intellectual properties, are recorded at acquisition cost and are amortized on a straight-line basis over their useful lives, not exceeding ten years.

(f) Impairment of long-lived assets and long-lived assets to be disposed of:
Effective January 1, 2002, the Company adopted the new Recommendation of the Canadian Institute of Chartered Accountants Handbook ("CICA Handbook") Section 3063, (Impairment of Long-Lived Assets). Long-lived assets, such as property, plant and equipment and intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. This change in accounting policy did not result in any impairment charge for the year ended December 31, 2002.

(g) Stock-based compensation plan:
The Company has a stock-based compensation plan, which is described in note 10(f). Effective January 1, 2002, the Company adopted the new Recommendations of the CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. The Company applies Section 3870 prospectively to all stock-based payments to employees and non-employees granted on or after January 1, 2002.

(g) Stock-based compensation plan (continued):

The Company accounts for all options granted to employees, including directors, under the settlement method, whereby no compensation cost is recorded for options granted to employees. Consideration paid by employees as the exercise of stock options is recorded as share capital. The Company discloses the pro-forma effect of accounting for these awards to employees under the fair value based method (note 10(g)).

The Company accounts for all options granted to non-employees under the fair value based method. Under this method, options granted to non-employees are measured at their fair value and are recognized as the options are earned and the services are provided.

(h) Research and development:

All costs of research activities are recorded as expenses in the period incurred. Development costs are charged as an expense in the period incurred unless the Company believes a development project meets stringent criteria for deferral and amortization. No development costs have been deferred to date.

(i) Revenue recognition:

The Company recognizes revenue from product sales upon delivery, which is when title passes to the customer, and when all significant contractual obligations have been satisfied and collection is reasonably assured.

Contract research payments and milestone payments are generally recognized over the life of the technology license agreement to which they relate, unless the payments clearly have no relationship to potential future production, royalty, or other related arrangements.

License fees and royalty advances are deferred and amortized over the life of the relevant agreements.

(j) Cost of sales, marketing and product development:

Cost of sales, marketing and product development include all costs pertaining to the sales of marketable nutraceutical and pharmaceutical end-products, all costs related to identifying and developing a market for the Company's products, costs related to the manufacturing development and upscaling of the Company's product lines until a market has been established and the products are sold, and any write-down of start-up inventory to net realizable value.

(k) Government assistance:

Government assistance is accounted for using the cost-reduction method when receipt of the government assistance is reasonably assured. During the year ended December 31, 2002, the Company received $12 (five-month period ended December 31, 2001 - $63; years ended July 31, 2001 - $455; 2000 - $399) of government assistance which has been offset against research and development expense.

(l) Income taxes:

Income taxes are reported using the asset and liability method, whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry forwards. Income taxes are recorded based on enacted or substantially enacted income tax rates. A valuation allowance is recorded for the portion of the future tax assets for which the realization of value is not considered to be more likely than not.

(m) Foreign currency translation:

The Company's functional and reporting currency is the Canadian dollar. Foreign currency denominated transactions are translated into Canadian dollars at the rate of exchange in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rates of exchange in effect at the balance sheet date. Any gains or losses resulting on translation have been included in the determination of income.

(n) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of accounts receivable, property, plant and equipment and intangible and other assets, and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(o) Common shares to be issued contingent upon future sales:

Under the UBC license agreements (note 7(e)), certain common shares of the Company may be issued at a future date contingent upon future sales. The Company follows a policy of attributing no value to these shares until the obligation for issuance exists, and at that time will value the shares at their market value on issuance.

Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2002
Five months ended December 31, 2001
Years ended July 31, 2001 and 2000

2. Significant accounting policies (continued)

(p) Fair value of financial instruments:
Carrying values of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities, demand loans, and notes payable, approximate fair value due to their short maturities. The carrying value of the tenure allowance is equal to fair value being the present value of future payments discounted at the current market rate of interest.

(q) Loss per share:
Basic loss per share is computed by dividing net loss by the weighted average number of shares outstanding during the reporting period.
Diluted loss per share is computed similar to basic loss per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

(r) Comparative figures:
Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year.

3. Accounts receivable

	December 31, 2002	December 31, 2001
Due from joint venture partner	$ 2,857	$ 1,729
Trade receivables	614	1,198
Note receivable (note 6)	459	-
Taxes recoverable	30	177
Interest and other receivables	230	121
	$ 4,190	$ 3,225

4. Inventories

	December 31, 2002	December 31, 2001
Raw materials and supplies	687	537
Finished goods	265	2,878
	$ 952	$ 3,415

5. Property, plant and equipment

December 31, 2002	Cost	Accumulated amortization	Net book value
Land	$ 77	$ -	$ 77
Building and infrastructure	1,725	(10)	1,715
Leasehold improvements	1,310	(1,304)	6
Production equipment	10,616	(669)	9,947
Office equipment	155	(66)	89
Computer equipment	262	(164)	98
Computer software	-	-	-
	$ 14,145	$ (2,213)	$ 11,932

December 31, 2001	Cost	Accumulated amortization	Net book value
Land	$ 177	$ -	$ 177
Buildings and infrastructure	3,483	(42)	3,441
Leasehold improvements	1,290	(373)	917
Production equipment	9,645	(430)	9,215
Office equipment	444	(121)	323
Computer equipment	390	(169)	221
Computer software	115	(104)	11
	$ 15,544	$ (1,239)	$ 14,305

6. Joint ventures

The Company conducts certain of its businesses through incorporated and unincorporated joint ventures.

In January 2001 the Company entered into a Formation and Contribution Agreement and on July 17, 2001 formally entered into a 50-50 joint venture (collectively referred to as the "Agreements") with Chusei (U.S.A.) Inc. ("Chusei") to form PhytoSource LP, to construct and operate a dedicated phytosterol manufacturing facility near Houston, Texas.

Under these Agreements, the Company was required to contribute US$7,100 towards the construction of a phytosterol manufacturing facility and US$1,000 towards working capital. In addition, the Company agreed to: (a) loan PhytoSource LP US$4,000 for acquisition of technology from Chusei and, (b) to transfer inventory of raw materials and finished goods priced at US$3,500. As of December 31, 2001, the Company had contributed US$6,750 for construction and working capital, transferred the inventory and advanced the US$4,000 loan. The remaining US$1,350 cash contribution is due when called upon by the joint venture.

Under these agreements, the Company in some instances, is the selling party for certain phytosterol products from PhytoSource and will be receiving benefit for undertaking this activity. In addition, Chusei is restricted from separately undertaking sterol selling or manufacturing activities.

A demand loan payable to a customer in the amount of $3,060 was also transferred to the joint venture. The Company's proportionate share of this loan was recorded as demand loans payable in these consolidated financial statements at December 31, 2001 and was paid in full in June 2002.

As a result of the formation of the JV, operations at the Company's Amqui pilot facility in Quebec were wound down, and the carrying value of the facility was written down to $1,500 at December 31, 2001. On August 9, 2002, the Amqui pilot facility was sold to a third party for a total of $1,631 resulting in a gain on the sale of $63, net of disposal costs of $68. On closing, Forbes received proceeds of $332, net of transaction costs and a note receivable of $1,200 payable in one lump-sum payment of $350 plus interest on May 9, 2003, with the remainder paid by monthly installments beginning September 2002 and ending August 2009.

On September 4, 2001, the Company disposed of its 50% interest in Biopharmaceutical Research Inc. ("BRI").

Condensed balance sheets and statements of operations reflecting the Company's proportionate interests in joint venture operations:

	December 31, 2002 PhytoSource	December 31, 2001 PhytoSource
Current assets	$ 1,348	$ 2,676
Property, plant and equipment	11,093	10,011
Intangible and other assets	6,310	7,631
	$ 18,751	$ 20,318
Current liabilities	$ 2,248	$ 1,117
Demand loans	-	1,593
	$ 2,248	$ 2,710

	Jan 1, 2002 to Dec 31, 2002 PhytoSource	Aug 1, 2000 to Dec 31, 2001 PhytoSource	Aug 1, 2000 to July 31, 2001 BRI	July 17, 2001 to July 31, 2001 PhytoSource	Aug 1, 1999 to July 31, 2000 BRI
Revenue	$ 3,877	$ 1,850	$ 197	$ 354	$ 482
Expenses	5,460	2,619	534	323	456
Net earnings (loss)	$ (1,583)	$ (769)	$ (337)	$ 31	$ 26

7. Intangible and other assets

	Cost	Accumulated amortization	Net book value
December 31, 2002			
Technology (notes 7(b) and (c))	$ 6,655	$ (956)	$ 5,699
Supply agreements (note 7(d))	1,530	(919)	611
Other	35	(15)	20
	8,220	(1,890)	6,330
Long-term receivable (note 7(a))			2,106
Note receivable, long-term portion (note 6)			716
Tenure allowance			151
Other			90
			$ 9,393

	Cost	Accumulated amortization	Net book value
December 31, 2001			
Technology (notes 7(b) and (c))	$ 6,655	$ (284)	$ 6,371
Supply agreements (note 7(d))	1,530	(269)	1,261
Other	35	(13)	22
	8,220	(566)	7,654
Long-term receivable (note 7(a))			3,185
Tenure allowance			182
Other			135
			$ 11,156

Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2002
Five months ended December 31, 2001
Years ended July 31, 2001 and 2000

7. Intangible and other assets (continued)

(a) The long-term receivable represents the long-term portion of the amount due to the Company from the joint venture partner for amounts loaned by the Company to the joint venture under the Agreements. The estimated current portion of $1,053 has been included in accounts receivable (note 3). Interest is charged on the loan equal to prime rates and repayments are over 36 months commencing January 2003.

(b) In January 2001, the Company acquired certain technology related to the extraction of phytosterols from tall oil pitch for total consideration of $3,500, consisting of a $2,500 cash payment and the issuance of a $1,000 convertible debenture (note 9). In July 2001, this technology and know-how was licensed on a semi-exclusive basis to PhytoSource as part of the formation of the joint venture. This technology is being amortized over ten years.

(c) As part of the formation of the joint venture, PhytoSource acquired from Chusei certain technology related to the manufacture of phytosterols from tall oil pitch for total consideration of $9,945. This will be amortized over ten years. The Company's proportionate share of this technology of $4,973 is reflected in these financial statements.

(d) As part of its contribution to the joint venture, Chusei assigned to PhytoSource a supply agreement with a certain customer, at an agreed value of $3,060. The Company's proportionate share totals $1,530. This will be amortized over the life of the agreement.

(e) By agreements with the University of British Columbia ("UBC") effective September 15, 1995 (as amended), the Company acquired rights to the preparation and purification of phytosterols from tall oil soap and to the fermentation of phytosterols to AD and ADD. Under the two sets of license agreements, the Company issued a total of 50,000 shares in fiscal 1996 and may issue up to an additional 50,000 shares after the sale of any products derived from these technologies. No additional shares had been issued to December 31, 2002. Subsequent to year end, the Company issued an additional 2,650 shares to UBC. In addition, the Company agreed to pay royalties on gross revenue of 1% to 1.5% except for revenues derived from the MLA with Novartis (note 11(a)), where the Company agreed to pay 5% of gross margin received by the Company on direct sales to Novartis and 5% of net sub-licensing fees and royalties received by Forbes from Novartis. During the year, the Company terminated the MLA with Novartis, therefore, no further royalties will become payable in the future in respect of the MLA.

8. Accounts payable and accrued liabilities

	December 31, 2002	December 31, 2001
Due to joint venture partner (note 6)	$ 1,067	$ 2,289
Trade payables	2,741	2,631
Royalties payable	267	-
Other payables	665	295
	$ 4,740	$ 5,215

9. Long-term debt

	December 31, 2002	December 31, 2001
Convertible debenture (note 7(b))	$ 1,000	$ 1,000
Promissory note	355	486
PhytoSource demand loan	553	-
	1,908	1,486
Current portion	1,691	133
	$ 217	$ 1,353

The convertible debenture is repayable on December 31, 2003 and bears interest at the rate of 8.5%, payable quarterly. The convertible debenture carries certain conversion rights whereby the holder shall have the right prior to December 31, 2003, to convert all but not less than all of the principal sum into shares at a price of $6.18 per share. This conversion price was not less than the market price of the Company's common shares at the agreement's date. The Company may, at its option at any time after the market price of the common shares of the Company for 20 consecutive business days has exceeded $9.00, as adjusted for certain future issuances, repay the principal in full, together with any accrued and unpaid interest. Given its insignificance, no portion of the convertible debenture has been recorded as equity.

The promissory note relates to the lease of the Company's laboratory facilities, and bears interest at the Canadian prime rate plus 1.75% calculated semiannually. The promissory note is repayable in monthly installments of $13.

The PhytoSource demand loan consists of the Company's proportionate share of a note payable to a U.S. bank in the amount of US$700, at an interest rate the lesser of prime plus 1% or 6% but not less than 6% payable monthly, repayable in ten equal monthly installments of US$70 beginning January 31, 2003. The amount is secured by property, plant and equipment, and guarantees from each of Forbes (USA) and Chusei.

10. Share capital

(a) Authorized:

Authorized share capital of the Company consists of 200,000,000 common shares with no par value and 50,000,000 preferred shares with no par value.

(b) Issued and allotted:

	Number of common shares		Amount
Balance, July 31, 1999	16,620,083	$	38,082
Issued during the fiscal year for cash upon:			
Private placement	3,000,000		27,750
Exercise of stock options	563,250		1,378
Exercise of warrants	634,642		5,077
Exercise of compensation options	60,714		425
Share issue costs	-		(2,185)
Balance, July 31, 2000	20,878,689		70,527
Exercise of stock options	341,800		734
Balance, July 31, 2001	21,220,489		71,261
Exercise of stock options	4,700		12
Balance, December 31, 2001	21,225,189		71,273
Issued during the fiscal year for cash upon:			
Private placement	324,861		211
Share issue costs	-		(12)
Balance, December 31, 2002	21,550,050	$	71,472

(c) Private placement:

During August 2002, the Company through a private placement issued 324,861 common shares for $0.65 per share for cash proceeds of $211 net of financing costs of $12.

(d) Special warrants:

	Number		Amount
Special warrant financing of:			
$975 (net of issue costs of $88)	1,500,000	$	887

(d) Special warrants (continued):

On September 25, 2002, the Company issued 1,500,000 special warrants at a price of $0.65 per special warrant for cash proceeds net of financing costs of $887. Each special warrant was exercisable without payment of additional consideration for one common share of the Company on the earlier of January 24, 2003 and three business days following the issuance of receipts from the B.C. or Ontario Securities Commissions for a prospectus qualifying the distribution of the common shares. In the event that such receipts were not issued by December 8, 2002, each special warrant would be exercisable without payment of additional consideration for 1.05 common shares of the Company until January 24, 2003. In December 2002, the special warrant holders waived the requirement for the Company to file and obtain receipts for a prospectus. Accordingly, on January 24, 2003, the special warrants were converted into 1,575,000 common shares.

As part of the issue of special warrants on September 25, 2002 the Company issued 150,000 brokers' warrants to Dominick & Dominick Securities Inc. Each brokers' warrant is exercisable into one common share of the Company at a price of $0.65 per common share until March 24, 2004.

(e) Under the 2000 Stock Option Plan, the Company may grant options to its employees, officers, directors, and consultants ("optionees") for up to 5,000,000 shares of common stock. Options are usually granted at the hire date of employees, officers, and directors, the commencement date of services of consultants, or at the discretion of the Board of Directors. Under the 2000 Plan, options vest at the discretion of the Compensation Committee, and the majority of outstanding options vest ratably over an 18-month or two-year period. The exercise price of each option equals the market price of the Company's stock on the day prior to the date of grant and an option's maximum term is ten years. No individual may receive options on more than 5% of the aggregate number of common shares issued and outstanding at the date of grant.

(f) Company's Stock Option Plan as at December 31, 2002 and December 31, 2001, and changes during the periods then ended:

	Dec 31, 2002			Dec 31, 2001		
	Shares		Weighted average exercise price	Shares		Weighted average exercise price
Outstanding, beginning of year	3,441,850	$	4.90	3,841,800	$	5.11
Granted	1,453,000		0.96	72,500		2.89
Exercised	-		-	(4,700)		2.57
Forfeited	(1,252,000)		5.29	(467,750)		6.38
Outstanding, end of year	3,642,850	$	3.19	3,441,850	$	4.90
Options exercisable, end of year	2,853,600			1,936,971		

Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2002
Five months ended December 31, 2001
Years ended July 31, 2001 and 2000

10. Share capital (continued)

(f) Company's Stock Option Plan as at December 31, 2002 and December 31, 2001, and changes during the periods then ended (continued):

Stock options outstanding as at December 31, 2002:

Range of exercise prices	Number outstanding at Dec 31, 2002	Weighted average remaining contractual life	Weighted average exercise price	Number outstanding at Dec 31, 2002	Weighted average exercise price
	Options outstanding			Options exercisable	
$0.55 to $1.20	1,110,000	4.31	$0.96	466,000	$1.02
$2.57 to $4.10	1,879,000	3.36	$2.79	1,752,500	$2.75
$4.55 to $6.60	246,850	0.98	$5.64	228,100	$5.70
$9.00 to $14.50	407,000	0.38	$9.64	407,000	$9.64
$0.55 to $14.50	3,642,850	3.16	$3.19	2,853,600	$3.68

(g) During the year ended December 31, 2002, the Company granted 1,328,000 options to directors, officers and employees at exercise prices ranging from $0.55 to $1.20 per share. These options had terms of five years at the date of grant. The weighted average fair value of the options granted to employees in 2002 is $0.61. In accordance with the Company's stated accounting policy (note 2(g)), no compensation cost is recorded in these financial statements for share options granted to directors, officers and employees.

The Company also granted 125,000 options to non-employees during fiscal 2002 at exercise prices ranging from $0.66 to $0.95 per share. These options have vesting periods ranging from 1.5 to 2 years and terms of 5 years. The fair value of the 125,000 options granted to non-employees has been estimated at $41 at December 31, 2002 and is being amortized to expense over the applicable vesting periods. The total expense recorded in 2002 amounted to $20.

The table below presents pro forma net loss and net loss per share using the fair market value method of accounting for all employee and non-employee stock-based compensation plans. The pro forma adjustments presented below pertain to the 1,328,000 new options granted to employees since adoption of the new stock-based compensation standards on January 1, 2002 as described in note 2(g). The pro forma disclosure does not include the effect of awards granted before January 1, 2002.

	year ended Dec 31, 2002	five months ended Dec 31, 2001
(g) (continued):		
Reconciliation of pro forma net loss to common shareholders:		
Net loss as reported	$ (4,120)	$ (6,461)
Pro forma adjustment	(422)	-
Pro forma net loss	$ (4,542)	$ (6,461)
Pro forma basic and diluted loss per share	$ (0.21)	$ (0.30)

The fair value of the options granted to employees and non-employees in 2002 has been estimated on the date of the grant using the Black Scholes option pricing model with the following assumptions:

Dividend yield	0%
Expected volatility	114%
Risk-free interest rate	3.0%
Expected lives	3 years

(h) Shareholder rights plan:
The Company has adopted a shareholder rights plan (the "Rights Plan") to protect its shareholders from unfair, abusive or coercive take-over strategies. Under the Rights Plan, holders of common shares are entitled to one share purchase right (a "Right") for each common share held. If any person or group makes a take-over bid, other than a bid permitted under the plan, or acquires 20% or more of the Company's outstanding common shares without complying with the Rights Plan, each Right entitles the registered holder thereof to purchase, in effect, $40 equivalent of common shares at 50% of the prevailing market price.

11. Commitments, contractual obligations and contingencies

(a) Novartis Strategic Alliance and Exclusive Master License Agreement:
During the year ended July 31, 1998, the Company entered into an option agreement with Novartis Consumer Health AG ("Novartis") related to licensing a plant-based sterol composition developed by the Company. On April 16, 1999, the Company entered into a Strategic Alliance and Exclusive Master License Agreement ("MLA") with Novartis regarding the Company's unique plant-based sterol composition (Phytrol™), a potential functional food ingredient for lowering cholesterol.

36

Under the MLA, Novartis had exclusive worldwide rights to use or sub-license Phytrol™ (consumer branded as Reducol™) for use in functional foods, dietary supplements and over-the-counter products. The Company received upfront payments, advance royalties, a manufacturing upcharge, milestone payments and royalties based on net sales. The Company was committed to paying a 5% royalty to UBC on all monies received under this agreement (see note 7(e)). The Company was responsible for ingredient research, manufacturing and supply in its collaboration with Novartis. Novartis was responsible for clinical trials, regulatory approvals and commercialization of products, including any sub-licensing.

The MLA was for a term of five years, with a provision for successive two-year renewal periods at the option of Novartis. The Agreement contained clauses whereby either party could terminate the Agreement upon the occurrence of certain events including: (i) certain milestones relating to the development and commercialization of Phytrol™ not being achieved; or (ii) a significant change in the economics of the commercialization of Phytrol™.

In June 2002, the Company signed an agreement with Novartis Consumer Health SA ("Novartis SA") to settle the licensing arrangement and re-acquire the rights to Reducol™. Under the terms of the agreement, the Company has agreed to pay Novartis SA a total of US$2,500 (C$3,842). In settling the licensing arrangement, the Company eliminated deferred revenue of $9,857 and accounts payable of $90 and hence recognized a gain of $6,044, net of transaction costs of $61. Of the US$2,500 total cost, US$500 was paid, on signing, by way of offset against funds owed by Novartis SA to Forbes. The balance of US$2,000 is to be paid in royalties from phytosterol sales between June 22, 2002 and December 31, 2003. At December 31, 2002, a total of US$44 is payable to Novartis in royalties from phytosterol sales. A minimum of US$1,500 (C$2,366) must be paid to Novartis by June 30, 2003 with the remaining US$500 (C$789) due by December 31, 2003.

(b) University of British Columbia laboratory facility:
In mid-2002, the Company began scaling down the research projects performed at its biotechnology research laboratory at the University of British Columbia ("UBC"). Certain laboratory assets with net book value of $97 were sold for proceeds of $66 resulting in a loss on sale of $31. Other lab equipment with net book value of $201 was contributed in kind to UBC as a prepayment for research costs. The remaining laboratory assets and leasehold improvements were written down by $1,136 to $763 being the lower of carrying amount or fair value less cost to sell as at December 31, 2002.

(c) Manufacturing agreement with Fermic:
In August 2000, the Company entered into a manufacturing agreement with Fermic, S.A. DE C.V. ("Fermic") for the commercial production of AD and ADD. The Company is required to supply the necessary raw materials as well as paying prescribed monthly tolling fees based on the usage of Fermic's fermentation capacity. Pursuant to the agreement, the Company is responsible for financing the cost of any additional auxiliary equipment required for the downstream processing of AD and ADD at Fermic's facilities. The agreement provides for an initial term of three years, expiring September 15, 2003, and for automatic renewals for one-year terms unless terminated by either party.

Further activities regarding the processing of AD and ADD have been temporarily suspended as the Company is focused on current opportunities that may lead to the possible licensing and/or divestiture of the AD/ADD technology.

(d) Tenure allowance:
On January 11, 1999, the shareholders approved agreements with certain key executive officers ("Executives") that provide for tenure allowances for services provided to the Company. Between the ages of 60 and 85, each Executive will be entitled to receive an allowance, provided the Executive has continued to provide his service to the Company to specified qualification dates which range from March 1, 2002 to January 1, 2005. In 2002, one of these executives resigned from the Company prior to the date that his tenure allowance would have vested. Accordingly, the tenure allowance liability was reduced by $436 with a credit to general and administrative expenses.

The Company is recording the cost of these allowances over the term from the date of shareholders' approval to the applicable qualification date.

The net tenure expense (recovery) for the period ended December 31, 2002 was $(229) (five-month period ended December 31, 2001 - $139; years ended July 31, 2001 - $128; 2000 - $358).

(e) Research agreements:
As at December 31, 2002, the Company has not recorded future funding commitments under various research agreements totaling $759 of which $620 relates to ongoing clinical trials (December 31, 2001 - $1,803; July 31, 2001 - $127). These amounts will be recorded at the earlier of when the funding is required or when the services have been performed.

12. Loss per share

The basic loss per share figures are calculated using the weighted average number of shares outstanding during the year of 21,766,440 (five-month period ended December 31, 2001 – 21,225,189; years ended July 31, 2001 – 21,171,325; 2000 – 17,227,874).

Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2002
Five months ended December 31, 2001
Years ended July 31, 2001 and 2000

13. Supplementary information

	year ended Dec 31, 2002	five months ended Dec 31, 2001	year ended July 31, 2001	year ended July 31, 2000
Interest paid	$ 218	$ 43	$ 99	$ 2
Non-cash transactions:				
Note receivable acquired on sale of pilot facility	1,200	-	-	-
Prepayment of research costs by transfer of property, plant and equipment	201	-	-	-

14. Related party transactions

During the period, the Company paid or accrued to companies controlled by directors or officers:

	year ended Dec 31, 2002	five months ended Dec 31, 2001	year ended July 31, 2001	year ended July 31, 2000
Legal fees and share issue costs	$ 292	$ 133	$ 468	$ 323
Consulting	171	-	-	-
	$ 463	$ 133	$ 468	$ 323

15. Concentration of sales

For the year ended December 31, 2002 and 2001, substantially all of the Company's revenue was generated from two customers.

16. Income taxes

The tax effects of temporary differences that give rise to significant components of the future tax assets and liabilities are presented below:

	December 31, 2002	December 31, 2001
Non-capital loss carry-forwards	$ 6,049	$ 6,235
Research and development expenditures deferred for income tax purposes	11,600	10,669
(Excess) deficiency of property, plant and equipment and intangible assets over tax values	276	(1,388)
Share issue costs	348	674
Investment tax credits	4,324	6,521
Deferred revenue included in income for tax purposes	-	1,391
Other	296	-
Total gross future tax assets	22,893	24,102
Valuation allowance	(22,893)	(24,102)
Net tax assets	$ -	$ -

The operations of the Company and related tax interpretations, regulations and legislation are continually changing. As a result, there are significant estimates required to compute income tax balances. As at December 31, 2002, the Company has scientific research and experimental development expenditures in the amount of $32,584 (December 31, 2001 - $26,672) available for carry-forward indefinitely to reduce future taxable income. The Company also has approximately $6,714 (December 31, 2001 - $6,521) of unclaimed investment tax credits expiring between 2003 to 2011, available to reduce future income taxes otherwise payable. The Company also has non-capital losses in the amount of $17,139 available to offset future taxable income expiring at various dates through to 2009. The future tax benefits of these expenditures, investment tax credits and non-capital losses have been offset by a valuation allowance. The benefits relating to investment tax credits will be recorded as a reduction of the related expense or asset in the year the valuation allowance is reduced.

Realization of the related future tax asset is dependent on generating sufficient taxable income prior to the expiration of any loss carry forward balance for tax purposes. Due to the Company's state of development and operations, the Company has not met the test that it is more likely than not that the future asset will be realized. Accordingly, a valuation allowance has been provided, equal to the net future tax asset. The valuation allowance is reviewed periodically and when the more likely than not criterion is met, the valuation allowance will be adjusted accordingly by a credit or charge to earnings in that period.

Income tax recoveries attributable to losses from operations differs from the amounts calculated by applying the combined Canadian federal and provincial income tax rates to pretax income from operations primarily as a result of the provision of a valuation allowance on net future income tax benefits.

17. Lease commitments

The Company is committed under operating lease agreements for premises to lease payments in the following amounts:

2003	$	614
2004		612
2005		454
2006		139
2007		139
	$	1,958

18. United States generally accepted accounting principles

These consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") which differ, in certain respects, from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States ("United States GAAP"). Significant differences to these consolidated financial statements are as follows:

(a) Consolidated statement of operations and deficit:

	year ended Dec 31, 2002	five months ended Dec 31, 2001	year ended July 31, 2001	year ended July, 31, 2000
Net loss in accordance with Canadian GAAP	$ (4,120)	$ (6,461)	$ (19,722)	$ (11,319)
Difference in non-employee stock based compensation (see c(i))	121	(193)	(99)	(173)
Net loss in accordance with United States GAAP	(3,999)	(6,654)	(19,821)	(11,492)
Deficit, beginning of year, United States GAAP	(53,171)	(46,517)	(26,696)	(15,204)
Deficit, end of year, United States GAAP	$ (57,170)	$ (53,171)	$ (46,517)	$ (26,696)
Weighted average number of shares outstanding	21,766,440	21,225,189	21,171,325	17,227,874
Basic and diluted loss per share	$ (0.18)	$ (0.31)	$ (0.94)	$ (0.67)

(b) Consolidated balance sheet:

	December 31, 2002		December 31, 2001	
	Canadian GAAP	United States GAAP	Canadian GAAP	United States GAAP
Shareholders' equity:				
Additional paid-in capital from stock based compensation	$ -	$ 1,791	$ -	$ 1,912
Deficit	(55,379)	(57,170)	(51,259)	(53,171)

(c) Differences:

(i) Under Canadian GAAP, compensation expense is recognized for stock options issued to non-employees in accordance with the fair value based method as described in note 2(g) for grants made on or after January 1, 2002. Under United States GAAP, the fair value of stock options grants to non-employees since 1995 is accounted for as compensation. The fair value of the stock options granted to non-employees during the year ended December 31, 2002, the five-month period ended December 31, 2001 and each of the two years ended July 31, 2001 and 2000 was estimated at the dates the options vest and were earned by the non-employees using the Black-Scholes option-pricing model and the following weighted average assumptions:

	year ended Dec 31, 2002	five months ended Dec 31, 2001	year ended July 31, 2001	year ended July 31, 2000
Expected dividend yield	$ -	$ -	$ -	$ -
Expected stock price volatility	114%	90%	80%	80%
Risk-free interest rate	3.00%	3.00%	3.00%	5.40%
Expected life of options	1.5 - 4.0 years	1.3 - 4.4 years	0.4 - 4.6 years	3 years

(ii) Under United States GAAP, the Company's interest in joint ventures would be accounted for using the equity method of accounting as opposed to proportionate consolidation. However, reconciliation of this difference may be omitted in accordance with SEC rules and regulations.

Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2002
Five months ended December 31, 2001
Years ended July 31, 2001 and 2000

18. United States generally accepted accounting principles (continued)

(d) Supplementary information for U.S. GAAP purposes on stock-based compensation:

For United States GAAP purposes, the Company applies the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", for stock options granted to employees. As allowed by SFAS 123, the Company follows the intrinsic value principles of APB Opinion 25, "Accounting for Stock Issued to Employees", in measuring compensation expense for employee options. The application of APB 25 results in no compensation expense being recognized for stock-based compensation plans for employees in the year ended December 31, 2002, the five-month period ended December 31, 2001 and the years ending July 31, 2001 and 2000 because none of the options were granted with an exercise price below market price at the date of grant.

The fair value of each option grant to employees is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	Dec 31, 2002	Dec 31, 2001	July 31, 2001	July 31, 2000
Expected dividend yield	$ -	$ -	$ -	$ -
Expected stock price volatility	114%	90%	80%	80%
Risk-free interest rate	3.00%	3.00%	3.00%	5.40%
Expected life of options	3 years	1.6 - 9 years	2 – 9.4 years	3 years

The weighted average fair value of the options granted is $0.61 (December 2001 - $1.97; July 2001 - $2.12; 2000 - $6.12). For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period on a straight-line basis. Had recognized compensation expense for the Company's stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the provisions of SFAS 123 and the assumptions set out above, the Company's net loss and loss per share under United States GAAP would have been as follows:

	Dec 31, 2002	Dec 31, 2001	July 31, 2001	July 31, 2000
Pro forma loss	$ (6,306)	$ (7,990)	$ (23,590)	$ (12,978)
Pro forma basic loss per share	(0.29)	(0.38)	(1.11)	(0.75)

(e) Recent accounting pronouncements:

During 2002, the Financial Accounting Standards Board ("FASB") has issued four new pronouncements. None of these new pronouncements are expected to have a material impact on the Company's financial statements.

In addition, the FASB and Emerging Issues Task Force ("EITF") have issued a variety of interpretations including the following interpretations with wide applicability:

• Financial Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Discount Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" which addresses disclosure and initial recognition and measurement provisions related to guarantees. The disclosure provisions became effective for periods ending after December 15, 2002. The initial recognition and measurement provisions apply to guarantees issued after December 31, 2002.

• Financial Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities", which addresses the consolidation of variable interest entities (formerly referred to as "Special-Purpose Entities"). The Interpretation is effect for interim or annual periods beginning after June 15, 2003.

• The EITF reached a consensus on issue 00-21, "Revenue Arrangements with Multiple Deliverables". This consensus addresses issues related to separating and allocating value to the individual elements of a single customer arrangement involving obligations regarding multiple products, services, or rights which may be fulfilled at different points in time or over different periods of time. The EITF guidance is applicable for arrangements entered into in fiscal periods beginning after June 15, 2003.

Although the Company has not completed its evaluation of the implications of EITF 00-21 on the Company's future financial statements, neither FIN 45 nor FIN 46 are expected to currently impact the Company's financial statements.

19. Subsequent events

On January 24, 2003, the 1,500,000 special warrants were converted into common shares of the Company at a rate of 1.05 common shares for one special warrant (note 10(d)). This resulted in the issuance of 1,575,000 common shares of the Company.

Disclaimer

Not an Offer to Buy or Sell Securities

This Annual Report is not an offer to sell or a solicitation of an offer to buy securities of Forbes Medi-Tech Inc. This Annual Report has been compiled solely for the purpose of providing general information to the shareholders of Forbes Medi-Tech Inc. and other interested persons about the Company's management and operations in the last year.

Forward-Looking Statements

This Annual Report contains forward-looking statements about the Company, which are intended to be covered by the safe harbor for "forward-looking statements" provided by the United States Private Securities Litigation Reform Act of 1995. Any document that has been filed or will be filed with the U.S. Securities and Exchange Commission ("SEC"), the Ontario Securities Commission (the "OSC"), the British Columbia Securities Commission (the "BCSC"), The Toronto Stock Exchange (the "TSX") or NASDAQ also may include forward-looking statements. Other written or oral forward-looking statements have been made and may in the future be made, from time to time, by or on behalf of the Company.

Forward-looking statements are statements that are not historical facts but instead include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future business and operations, products, services, revenue, sales, and projected sales volumes; the impact of regulatory initiatives on the Company's operations; the Company's share of new and existing markets; general industry and macroeconomic growth rates and the Company's performance relative to them and statements regarding future performance; and other information in future periods. Forward-looking statements are frequently, but not always, identified by words such as "future", "opportunity", "targeting", "projected", "development", "goal", "long term plans", "anticipates", "objective", "should have", "potential", "looking forward", "lie ahead", "looking ahead", "continue", "intends", "expected", "expects", "promising", "believes", "estimates", and similar expressions or variations thereon, or that events or conditions "will", "may", "could" or "should" occur.

Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company and other results and occurrences may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation:

- uncertainty as to whether the Company's anticipated sales volumes, revenues and expenditures levels will be achieved as currently anticipated or at all;

- the Company's need for additional financing which may not be available on acceptable terms;

- uncertainty as to whether purchasers will purchase the forecasted volume of product from the Company, or fulfill their contractual obligations at all;

- uncertainty as to the Company's ability to achieve the goals and satisfy assumptions of management terms or at all;

- uncertainty that the Phyto-Source LP manufacturing facility will function as planned or be able to satisfy customer demand;

- uncertainty as to whether the Company will be able to complete any licensing, partnering or sterol contracts;

- the need for regulatory approvals to market the Company's products in various countries;

- uncertainty as to the successful conclusion of sales discussions currently underway, and of those anticipated, with third party purchasers;

- uncertainty as to the outcome or timing of clinical trials for FM-VP4 or for the Company's other potential products, or whether the Company will conduct any future clinical trials;

- uncertainty as to the market acceptance of the Company's products and the Company's ability to generate projected sales volumes and product prices;

- the need for continued cooperation and performance by the Company's strategic partner;

- the possibility that the Company will pursue additional development projects or other business opportunities;

- uncertainty as to whether the balance of payments due as a result of the sale of the Amqui property will be made on a timely basis or at all; and

- other factors that are discussed or identified in the Management Discussion and Analysis section of this Annual Report under the heading, "Forward Looking Statements and Risk Factors That May Affect Future Results", as well as the Company's other public filings with the SEC, the OSC, the BCSC, the TSX and NASDAQ.

Forward-looking statements are based on the beliefs, opinions and expectations of the Company's management at the time they are made, and for the reasons set forth above, investors should not place undue reliance on forward-looking statements. Further, the Company does not assume any obligation to update its forward-looking statements if those beliefs, opinions, or expectations, or other circumstances, should change.

Corporate Information

Corporate Offices

Suite 200 - 750 West Pender Street
Vancouver, British Columbia,
Canada V6C 2T8
Telephone: 604.689.5899
Facsimile: 604.689.7641
Internet: www.forbesmedi.com
email: info@forbesmedi.com

Legal Counsel

Cawkell Brodie
Business Lawyers
1260 - 1188 West Georgia Street
Vancouver, British Columbia,
Canada V6E 4A2

Catalyst Corporate Finance Lawyers
1400 - 1055 West Hastings Street
Vancouver, British Columbia,
Canada V6E 2E9

Farris Vaughn Wills & Murphy
2600 - 700 West Georgia Street
Vancouver, British Columbia,
Canada V6E 1B3

US Legal Counsel

Dorsey & Whitney LLP
Suite 3400 - 1420 5th Avenue
Seattle, Washington
United States 98101

Shareholder Information

Trading Symbol

Listed on the Toronto Stock Exchange
under the symbol FMI and on
NASDAQ under FMTI

Auditors

KPMG LLP
Chartered Accountants
9th Floor - 777 Dunsmuir Street
Vancouver, British Columbia,
Canada V7Y 1K3

Financial Institution

The Royal Bank of Canada
6400 No. 3 Road
Richmond, British Columbia,
Canada V6Y 2C2

Transfer Agent

Pacific Corporate Trust
830 - 625 Howe Street
Vancouver, British Columbia,
Canada V6C 3B8

Inquiries

Investor Relations
Telephone: 604.681.8976
Facsimile: 604.689.7641
email: irinfo@forbesmedi.com

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FORBES MEDI-TECH INC. Suite. 200 - 750 West Pender St. Vancouver, BC Canada V6C 2T8   www.forbesmedi.com